Exhibit 2.1

notarial deed no. 1603W/2011

Today, the third of July two thousand and eleven,

appeared before me,

Dr. Robert Walz,

notary in Munich, Germany, with the official residence in Sonnenstrasse 9, 80331 Munich, Germany, in Prinzregentenstrasse 11, 80538 Munich, Germany, where I went upon request:

1. Mr. Jonathan M. Amitai, born on 11th of August 1980, with business address J.P. Morgan, Frankfurt Branch, Junghofstrasse 14, 60311 Frankfurt, Germany, acting not in his own name but by virtue of power of attorney for

VAC Luxembourg S.à r.l., a limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg register of commerce and companies (Registre de Commerce et des Sociétés du Grand-Duché de Luxembourg) under registration number B0112562 and having its registered office in Luxembourg and its business address at 12F, Rue Guillaume J. Kroll, Luxembourg, Grand Duchy of Luxembourg.

The power of attorney, notarial deed notarized by notary Leonie Grethen in Luxembourg, was presented today as original. It is herewith certified that the attached copy of this document is a true copy of the document which has been presented to me.

2. Mr. Martin Schulz, born on 3rd of March 1971, with business address Jones Day, Prinzregentenstrasse 11, 80538 Munich, Germany, by virtue of power of attorney (excluding all personal liability) for

OMG Germany Holding GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the lower court of Frankfurt am Main under no. HRB 90768 and having its business address at c/o OMG Borchers GmbH, Berghausener Straße 100, 40764 Langenfeld.

The power of attorney, notarial deed notarized by notary Sue A. Rilley, Ohio, was presented today as original. It is herewith certified that the attached copy of this document is a true copy of the document which has been presented to me.

3. Dr. Christopher Mader, born on 10th of April 1973, with business address in Prinzregentenstrasse 11, 80538 Munich, Germany, by virtue of power of attorney (excluding all personal liability) for

OM Group, Inc., a corporation organized under the laws of Delaware and having its business address at 127 Public Square, 1500 Key Tower, Cleveland, Ohio, USA.

The power of attorney, notarial deed notarized by notary Sue A. Rilley, Ohio, was presented today as original. It is herewith certified that the attached copy of this document is a true copy of the document which has been presented to me.

4. Mr. Marc Schütt, born on 20th of July 1974, with business address Latham & Watkins LLP, Reuterweg 20, 60323 Frankfurt, Germany, acting not in his own name but by virtue of power of attorney (excluding all personal liability) for

One Equitiy Partners II, L.P., a limited partnership under the laws of the Cayman Islands with business address at 320 Park Avenue, 18th floor, New York, NY 10022, USA.

The power of attorney, notarial deed notarized by notary Hung Manh Dang in the County of Orange, was presented today as original together with a secretary’s certificate. It is herewith certified that the attached copy of those documents is a true copy of the documents which have been presented to me.

The individuals appearing identified themselves through presentation of their photo identity papers. Mr. Schulz and Dr. Mader are personally known to me.

The individuals appearing requested that this deed was recorded partly in the English language. The notary, who has a sufficient command of English, ensured that the individuals appearing have sufficient command of the English and German language. Therefore, a translation of this deed was dispensed with.

Referred to Notarial Deed

Inclusion of the referred to notarial deeds: The originals of the notarial deeds no. 1588W/2011, no. 1589W/2011, no. 1590W/2011, no. 1597W/2011, no. 1598W/2011, no. 1600W/2011 and no. 1602W/2011 of 1st of July 2011, 2nd of July 2011 and 3rd of July 2011, notarized by notary Dr. Robert Walz in Munich, were available during the notarization as originals. Hereinafter all these notarial deeds together also are referred to as “Referred to Notarial Deed” (Verweisungsurkunde). All parties concerned waived their rights to have the texts read out anew, to peruse and to have the deeds enclosed to this document. The notarial deeds are referred to herewith.

All declarations and contents within the Referred to Notarial Deed are repeated herewith and with that constitute declarations of the parties themselves.

Notarial deed no. 1588W/2011 contains the second part of Exhibit 4.3(f).

Notarial deed no. 1589W/2011 contains the first part of Schedule of 5.11(a). The documents which are contained in notarial deed no. 1589W/2011 are referred to only for information.

Notarial deed no. 1590W/2011 contains Exhibit F.

Notarial deed no. 1597W/2011 contains Exhibits 4.3(a), 4.3(b), 4.3(e) and the first part of Exhibit 4.3(f).

Notarial deed no. 1598W/2011 contains the second part of Schedule 5.11(a). The documents which are contained in notarial deed no. 1598W/2011 are referred to only for information.

Notarial deed no. 1600W/2011 contains Exhibit G.

Notarial deed no. 1602W/2011 contains Schedules 5.3 to 5.27. Schedule 5.25(d) is referred to only for information.

All declarations and contents within the Referred to Notarial Deed are repeated herewith and with that constitute declarations of the parties themselves.

The costs of the Referred to Notarial Deed are borne by the party bearing the costs of this deed.

One Equitiy Partners II, L.P. is a party to this notarial deed only with respect to Exhibit 7.17 (Stockholder Agreement).

SHARE PURCHASE AGREEMENT

Dated July 3, 2011

regarding the sale of

VAC Holding GmbH

ARTICLE I Definitions and Usage		11

1.1	Definitions	11

1.2	Usage	11

ARTICLE II Sale and Transfer of the Shares and sold Loans		11

2.1	Sale of the Shares and the Sold Loans	11

2.2	Transfer and Assignment of the Shares and Transfer, Assignment and Assumption of the Sold Loans	12

2.3	Consents	12

ARTICLE III Purchase Price		12

3.1	Purchase Price	12

3.2	Estimated Upstream Loan Amount	12

3.3	Effective Date Report	13

3.4	Disputed Items	13

3.5	Neutral Auditor	14

3.6	Purchase Price Adjustment	14

ARTICLE IV Closing		15

4.1	Closing Conditions	15

4.2	Time and Place of Closing	16

4.3	Closing Actions	16

4.4	Waiver	18

4.5	Termination	18

ARTICLE V Seller Guarantees		20

5.1	General	20

5.2	Status of Seller	20

5.3	No Conflicts, Change-of-Control, Contracts with Seller	20

5.4	Third Person Consents	20

5.5	Status of Group Companies	21

5.6	Shares and Capitalization	21

5.7	Outstanding Debt Amounts; Guarantees	22

5.8	Sold Loans	22

5.9	Financial Statements	22

5.10	Ordinary Course of Business	23

5.11	Customers and Suppliers	23

5.12	Employees	24

- i -

5.13	Pensions and Benefits	25

5.14	Intellectual Property	25

5.15	Information Systems	26

5.16	Data Protection	26

5.17	System Capacity and Service Levels	26

5.18	Real Property	27

5.19	Insurance	27

5.20	Subsidies	27

5.21	Compliance with Laws	27

5.22	Permits	28

5.23	Litigation and Proceedings	28

5.24	Product Warranty; Product Liability	28

5.25	Taxes	28

5.26	Environmental Matters	30

5.27	Brokers, Finders, and Agents	30

5.28	Disclosure and Relevant Information	30

5.29	No Further Guarantees	30

ARTICLE VI Purchaser and Guarantor Guarantees		31

6.1	General	31

6.2	Organization and Standing	31

6.3	Due Authorization	31

6.4	Third Person Consents	31

6.5	No Insolvency	31

6.6	Own Account	31

6.7	Capitalization	32

6.8	Financing	32

6.9	No Further Guarantees	33

ARTICLE VII Covenants		33

7.1	Maintenance of Business	33

7.2	Merger Control Proceedings	34

7.3	Foreign Trade Clearance	34

7.4	Further Assurances	35

7.5	Non-Leakage	35

7.6	Announcements	35

7.7	Confidentiality	35

- ii -

7.8	Waiver of Claims	37

7.9	Morgan Crucible Tax Indemnity	37

7.10	U.S. Tax Matters	38

7.11	Financing Cooperation	39

7.12	Insurance Cooperation	40

7.13	German Tax Audits	41

7.14	Access to Information	41

7.15	Repayment of Amounts under the Senior Facilities Agreement and Redemption of the High Yield Bond Notes	41

7.16	Closing Actions	42

7.17	Stockholder Agreement	42

7.18	Warranty Claims	42

7.19	Lost Share Certificates	42

ARTICLE VIII Liability of Guarantor		42

ARTICLE IX Indemnification		43

9.1	Indemnification by Seller	43

9.2	Indemnification by Purchaser	43

9.3	Indemnification by Guarantor	43

9.4	Indemnification Procedure	43

9.5	Limitation on Liability	45

9.6	Expiration	46

9.7	Release of Escrow Amount	47

9.8	Purchase Price Adjustment	47

9.9	Exclusive Remedies	48

9.10	Limitations to Indemnification by Purchaser	48

ARTICLE X Tax Indemnity		48

10.1	Indemnity	48

10.2	SANVAC	50

10.3	Due Date	50

10.4	Tax Refunds	50

10.5	Cooperation on Tax Matters	51

10.6	Purchase Price Adjustment	52

10.7	Multiple Claims	52

10.8	Expiration	52

10.9	Release of Tax Escrow Amount 1	52

- iii -

10.10	Release of Tax Escrow Amount 2	53

10.11	US Foreign Tax Credits	54

ARTICLE XI Miscellaneous		54

11.1	Notices	54

11.2	Expenses	56

11.3	Governing Law	56

11.4	Payments	56

11.5	Controlling Language	56

11.6	Entire Agreement	56

11.7	Assignment	57

11.8	No Set-Off; No Right of Retention	57

11.9	Amendments and Supplements	57

11.10	Dispute Resolution	57

11.11	Process Agent	57

11.12	Default Interest	57

11.13	Currency Exchange Rate	57

11.14	Severability	58

- iv -

Exhibits and Schedules

Exhibit A	Group Companies

Exhibit B	Upstream Loans

Exhibit C1	Cash Illustration

Exhibit C2	HS Definitions

Exhibit D	Financial Debt Illustration

Exhibit E	Net Working Capital Illustration

Exhibit F	2010 Financial Statements

Exhibit G	Business Plan

Exhibit H	Management Accounts

Exhibit I	Collateral Granted to Security Trustee

Exhibit 1.1	Definitions

Exhibit 2.3	Consents of the Company and VAC Finanzierung GmbH

Exhibit 3.1	Calculation and Allocation of Purchase Price

Exhibit 3.3	Sample Effective Date Statement

Exhibit 4.1(b)(i)	Pay-off Letter from the Senior Facilities Agent

Exhibit 4.1(b)(iii)	Statement re Purchaser Conditions

Exhibit 4.3(a)	Consent to Waiver

Exhibit 4.3(b)(i)	Payment Instruction

Exhibit 4.3(b)(ii)	Trustee Redemption Notice

Exhibit 4.3(b)(iii)	Bondholder Redemption Notice

Exhibit 4.3(b)(iv)	Counsel Opinion

Exhibit 4.3(b)(v)	Officer Certificate

Exhibit 4.3(b)(vi)	Certificate of Discharge

Exhibit 4.3(e)	Acknowledgement of Discharge

Exhibit 4.3(f)	Collateral Release Documentation

Exhibit 4.3(h)	Settlement Instruction

Exhibit 4.3(l)	Closing Confirmation

Exhibit 5.1	Disclosure Schedule

Schedule 5.3	Intercompany Agreements

Schedule 5.6	Shares and Equity Interests of Group Companies

Schedule 5.7(a)	Outstanding Debt Amounts

Schedule 5.7(b)	Guarantees

Schedule 5.10	Ordinary Course of Business

Schedule 5.11(a)	Material Contracts, Key Customers and Key Suppliers

Schedule 5.11(b)	Restricting Agreements

Schedule 5.12(a)	Termination by Key Employees

Schedule 5.12(b)	Freelancers and Temporary Employees

Schedule 5.12(c)	Material Collective Agreements

Schedule 5.13(a)	Employee Plans

Schedule 5.13(b)	Compliance with Employee Plans and Laws

Schedule 5.14(a)	Missing Intellectual Property

Schedule 5.14(b)	Invalid Group Intellectual Property

Schedule 5.14(c)	Intellectual Property Right Infringements

Schedule 5.14(d)	Outstanding Payments for Group Intellectual Property Rights

Schedule 5.14(e)	License Agreements

Schedule 5.14(f)	Employee Invention Claims

Schedule 5.14(g)	Know-How Protection

Schedule 5.15	Information Systems

Schedule 5.16	Data Protection

Schedule 5.18	Real Property

Schedule 5.19	Insurance Claims

Schedule 5.20	Public Subsidies

Schedule 5.21	Compliance with Laws

Schedule 5.22	Permits

Schedule 5.23	Litigation and Proceedings

Schedule 5.24	Product Warranty and Product Liability

Schedule 5.25(c)	Tax Claims

Schedule 5.25(d)	Tax Litigation

Schedule 5.25(e)	Tax Liens

Schedule 5.25(i)	Morgan Crucible Tax Indemnity

Schedule 5.25(j)	Tax Rulings

Schedule 5.25(k)	Tax Records

Schedule 5.25(l)	Entity Classifications

Schedule 5.26(a)	Environmental Laws and Permits

Schedule 5.26(b)	Environmental Liabilities

Schedule 5.27	Brokers, Finders and Agents

Exhibit 6.7	Capitalization

Exhibit 6.8(b)	Commitment Letter

Exhibit 7.1	Maintenance of Business

Exhibit 7.17	Stockholder Agreement

Exhibit 9.1	Specific Indemnities

SHARE PURCHASE AGREEMENT

between

VAC Luxembourg S.à r.l., a limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg register of commerce and companies (Registre de Commerce et des Sociétés du Grand-Duché de Luxembourg) under registration number B0112562 and having its registered office in Luxembourg and its business address at 12F, Rue Guillaume J. Kroll, Luxembourg, Grand Duchy of Luxembourg (“Seller”);

OMG Germany Holding GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the lower court of Frankfurt am Main under no. HRB 90768 and having its business address at c/o OMG Borchers GmbH, Berghausener Straße 100, 40764 Langenfeld (“Purchaser”); and

OM Group, Inc., a corporation organized under the laws of Delaware and having its business address at 127 Public Square, 1500 Key Tower, Cleveland, Ohio, USA (“Guarantor”);

(Seller and Purchaser hereinafter referred to as the “Parties” and each as a “Party” unless otherwise defined below).

PREAMBLE

WHEREAS, Seller is the sole shareholder of VAC Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hanau under registration number HRB 91575 and having its registered office in Hanau, Germany (the “Company”);

WHEREAS, the registered share capital of the Company amounts to EUR 25,000 divided into two shares in the nominal amounts of EUR 24,750 and EUR 250 (the “Shares”);

WHEREAS, the Company is the ultimate parent company of the entities and participations listed in Exhibit A (such entities together with the Company the “Group Companies” and each of them a “Group Company”);

WHEREAS, the Group Companies are engaged in the business of development, manufacturing and distribution of industrial-use magnetic products which is carried out in the business units (i) Cores and Components, (ii) Materials and Parts, and (iii) Permanent Magnets; such business, taken as a whole, as presently conducted (disregarding the transactions contemplated by this Agreement or any intentions of the Purchaser) (the “Business”).

WHEREAS, some of the Group Companies own real estate.

WHEREAS, the Company is party to a senior credit facilities agreement with, inter alia, Citigroup Global Markets Limited and GE Corporate Finance Bank SAS as mandated lead arrangers and Citibank International Plc as agent (the “Senior Facilities Agent”) (such agreement, as amended from time to time, the “Senior Facilities Agreement”). The loans under the Senior Facilities Agreement are secured by pledges and liens over certain assets and undertakings of certain Group Companies, including, but not limited to the security held by Citicorp Trustee Company Limited, as security trustee (the “Security Trustee”), and set forth on Exhibit I hereto (the “Senior Security”). The loans under the Senior Facilities Agreement must be prepaid in whole upon the closing of the transactions contemplated by this Agreement.

WHEREAS, VAC Finanzierung GmbH (“Issuer”) issued senior secured notes in the aggregate nominal amount of EUR 135,000,000 (in words: Euro one hundred thirty-five million) bearing interest at a rate of 9.25% per annum and maturing on April 15, 2016. Following a conversion of a portion of the notes into Hybrid Notes, the outstanding principal amount of the notes, which are traded at the Euro MTF Market of the Luxembourg Stock Exchange, amounts to EUR 55,250,000 (in words: Euro fifty-five million two hundred fifty thousand), (the “High Yield Bond Notes”). The obligations under the High Yield Bond Notes are secured by second ranking pledges and liens (or, where applicable, shared security with the lenders under the Senior Facilities Agreement) over certain assets and undertakings of certain Group Companies, including but not limited to the security held by the Security Trustee and set forth on Exhibit I hereto (the “Bond Security”). If a change of control as defined in the Indenture (as defined below) occurs, VAC Finanzierung GmbH will be required to make within 30 days a mandatory offer to the holders of the High Yield Bond Notes to repurchase such outstanding notes at 101% of par value. In addition, VAC Finanzierung GmbH is entitled to voluntarily redeem the High Yield Bond Notes on the terms set forth in the indenture relating to the High Yield Bond Notes dated April 12, 2006 (the “Indenture”). Seller currently holds High Yield Bond Notes in the aggregate nominal amount of EUR 129,000 (in words: Euro one hundred twenty-nine thousand) (the “Seller’s Bonds”).

WHEREAS, Seller has acquired certain senior secured notes in 2010 which were subsequently converted into new hybrid notes issued by VAC Finanzierung GmbH in the aggregate nominal amount of EUR 79,750,000 (in words: Euro seventy-nine million seven hundred fifty thousand) (the “Hybrid Notes”).

WHEREAS, Seller and the Company are party to a shareholder loan agreement dated December 8, 2005 (as amended from time to time, the “Shareholder Loan Agreement”). The principal amount of the loans granted by Seller to the Company thereunder amounts to EUR 67,039,365.48 in the aggregate and consists of (i) a first ranking shareholder loan in the amount of EUR 19,780,000 plus accrued interest totaling EUR 9,266,451.55 as per December 31, 2010 and (ii) a second ranking shareholder loan in the amount of EUR 30,000,000 plus accrued interest totaling EUR 7,992,913.93 as per December 31, 2010. From January 1, 2011 until December 8, 2017 the first ranking shareholder loan bears interest at a rate of 7.56% p.a. whereas the second ranking shareholder loan bears interest at a rate of 8.51% p.a. Thereafter, the interest rate for both shareholder loans equals the sum of EURIBOR for three months EUR deposits plus 1,200 basis points.

WHEREAS, Seller as borrower and the Company as lender have entered into certain upstream loan agreements listed in Exhibit B (the “Upstream Loans”).

WHEREAS, Seller desires to sell the Shares, the Hybrid Notes and the Shareholder Loan Agreement including all amounts and accrued interest thereunder to Purchaser subject to the terms and conditions of this Agreement, and Purchaser desires to accept such sales.

NOW, THEREFORE, the Parties and the Guarantor agree as follows:

ARTICLE I

DEFINITIONS AND USAGE

1.1 Definitions. Capitalized terms used in this Agreement shall have the meanings ascribed thereto in Exhibit 1.1 and in this Agreement, unless the context otherwise requires:

(a) references to Sections, Exhibits and Schedules are references to Sections of and Exhibits and Schedules to this Agreement and references to this Agreement include the Exhibits and Schedules;

(b) references to “Euro” or “EUR” are references to the lawful currency from time to time of the Federal Republic of Germany;

(c) references to “US$” or “USD” are references to the lawful currency from time to time of the United States of America;

(d) references to times of the day are to Central European Time unless otherwise stated; and

(e) references to this Agreement include this Agreement as amended or varied in accordance with its terms.

1.2 Usage. The definitions in Exhibit 1.1 shall apply equally to both the singular and plural forms of the terms defined. The words “include”, “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation”, unless the context requires otherwise. The headings and sub-headings in this Agreement are inserted for convenience only and shall not affect the construction of this Agreement.

ARTICLE II

SALE AND TRANSFER OF THE SHARES AND SOLD LOANS

2.1 Sale of the Shares and the Sold Loans. Subject to and upon the terms and conditions of this Agreement, Seller hereby sells (i) the Shares (including all rights to undistributed profits), (ii) all rights and obligations under the Shareholder Loan Agreement including all outstanding principal amounts and accrued interest thereunder as of the Closing Date, and (iii) the Hybrid Notes including all outstanding principal amounts and accrued interest thereunder as of the Closing Date (together with the rights and obligations under the Shareholder Loan Agreement and all outstanding principal amounts and accrued interest thereunder as of the Closing Date the “Sold Loans”) to Purchaser, and Purchaser hereby accepts such sales.

2.2 Transfer and Assignment of the Shares and Transfer, Assignment and Assumption of the Sold Loans. Subject to payment of the Purchase Price ((i) less the Escrow Amount, and (ii) less the Debt Reduction Amount, if any, or plus the Debt Increase Amount, if any) in accordance with Sections 4.3(g) - 4.3(i), Seller hereby transfers and assigns the Shares (including all rights to undistributed profits) and the Sold Loans to Purchaser, and Purchaser hereby accepts such transfers and assignments. Upon such transfer and assignment of the Sold Loans becoming effective, Purchaser assumes Seller’s position as creditor under the Shareholder Loan Agreement and as from such date Seller is released from any liability under the Shareholder Loan Agreement (Vertragsübernahme mit schuldbefreiender Wirkung).

2.3 Consents. Exhibit 2.3 contains copies of the written consent declarations by means of which (i) the Company has consented to the sale, transfer and assignment of all rights and obligations under the Shareholder Loan Agreement to Purchaser and (ii) VAC Finanzierung GmbH has consented to the sale, transfer and assignment of the Hybrid Notes to Purchaser.

ARTICLE III

PURCHASE PRICE

3.1 Purchase Price.

(a) The purchase price for the Shares and the Sold Loans shall be USD 584,507,797 (in words: US Dollars five hundred eighty-four million five hundred seven thousand seven hundred and ninety-seven) (the “Purchase Price”). On the Closing Date, Purchaser shall, in accordance with Sections 4.3(g) - 4.3(i), pay the Purchase Price (i) less an amount of USD 86,304,000 (in words: US Dollars eighty-six million three hundred four thousand) (the “Escrow Amount”) to be retained by Purchaser and to be paid to Seller subject to and in accordance with Sections 9.7, 10.9 and 10.10, and (ii) less the Debt Reduction Amount, if any, or plus the Debt Increase Amount, if any. The Purchase Price was calculated by means of subtracting an amount of USD 422,372,203 (in words: US Dollars four hundred twenty-two million three hundred seventy-two thousand two hundred and three) (the “Estimated Net Debt”) from the enterprise value of the Group Companies in an aggregate amount of USD 1,006,880,000 (in words: US Dollars one billion six million eight hundred eighty thousand). The Estimated Net Debt consists of the Parties’ joint estimate of the Group Companies’ (excluding SANVAC’s) consolidated Financial Debt (expressed as a positive number) less Cash as of the Effective Date. The Purchase Price shall be subject to adjustment in accordance with Sections 3.3 - 3.6. The Purchase Price shall be allocated to the Shares and the Sold Loans in accordance with Exhibit 3.1 (the “Allocation”).

3.2 Estimated Upstream Loan Amount. Based on information provided by Seller prior to the Signing Date, the Parties estimate that the outstanding amounts and accrued interest under the Upstream Loans as of the Effective Date will be EUR 2,770,000 (in words: Euro two million seven hundred seventy thousand), which corresponds to USD 3,984,368 (in words: US Dollars three million nine hundred eighty-four thousand three hundred sixty-eight) (the “Estimated Upstream Loan Amount”).

3.3 Effective Date Report. Within 60 calendar days following the Closing Date, Purchaser shall prepare a consolidated balance sheet of the Group Companies (including SANVAC as a cost investment consistent with past practice) as of the Effective Date (the “Effective Date Balance Sheet”) in accordance with IFRS as consistently applied in accordance with past practice for the preparation of the 2010 Financial Statements and for the periods from January 1, 2008 through December 31, 2010; provided, however, that, in case of changes to past practice under IFRS during this 3-year period, the most recent past practice under IFRS shall prevail and that, in case of a deviation between IFRS and the items to be included in Cash, Financial Debt and Net Working Capital in accordance with the definitions thereof (e.g., interest due after the Effective Date), the latter shall prevail (the “Accounting Principles”), and a statement derived from the Effective Date Balance Sheet containing the following consolidated positions of the Group Companies as of the Effective Date: (i) Cash converted into US Dollars at the Exchange Rate (including a breakdown to each relevant SAP account), (ii) Financial Debt converted into US Dollars at the Exchange Rate (including a breakdown to each relevant SAP account), (iii) Financial Debt (expressed as a positive number) (A) minus Cash, (B) minus the Debt Reduction Amount, if any, and (C) plus the Debt Increase Amount, if any (the “Closing Net Debt”), (iv) the Net Debt Upward Adjustment Amount or the Net Debt Downward Adjustment Amount, as the case may be, (v) Net Working Capital converted into US Dollars at the Exchange Rate (including a breakdown of each relevant SAP account), (vi) the Net Working Capital Upward Adjustment Amount or the Net Working Capital Downward Adjustment Amount, as the case may be, and (vii) Purchaser’s calculation of the Final Cash Purchase Price (the “Effective Date Statement”, together with the Effective Date Balance Sheet, the “Effective Date Report”) and deliver the Effective Date Report to Seller. A sample Effective Date Statement is attached hereto as Exhibit 3.3. For the avoidance of doubt, the Effective Date Balance Sheet and the Effective Date Statement shall disregard any payments to, or on behalf or for the benefit of, the Group Companies or creditors of the Group Companies effected on the Closing Date pursuant to this Agreement as well as any other actions or transactions carried out by or with Purchaser, its Affiliates (excluding the Group Companies) or the Financing Parties on the Closing Date in connection with or as a result of the consummation of the transactions set forth herein (e.g., an assumption of Purchaser’s debt by any of the Group Companies or any debt push down).

3.4 Disputed Items. Within 30 calendar days from the date on which the complete Effective Date Report is delivered to Seller, Seller shall review the Effective Date Report and Purchaser shall make available, and procure that the Group Companies make available, to Seller and its advisors with reasonable access to all information and documentation (including a profit and loss statement) required in order to review the Effective Date Report and to determine the items set forth in Section 3.3(i) to (vii). If Seller disagrees in any respect with any item in the Effective Date Statement or Effective Date Balance Sheet (the “Disputed Item”), it may, within such 30-day period, deliver a notice setting forth, in reasonable detail, each Disputed Item and the basis for Seller’s disagreement therewith together with, if applicable and to the extent available, supporting calculations (the “Dispute Notice”); provided, however, that a dispute notice may only include Disputed Items relating to Cash, Financial Debt or Net Working Capital. If no Dispute Notice is received by Purchaser on or prior to the end of such 30-day period, or if Seller notifies Purchaser in writing that it accepts the Effective Date Report as prepared by Purchaser, then the Effective Date Report and Purchaser’s calculation of the Final Cash Purchase Price therein will become final and binding for the purposes of Section 3.6.

3.5 Neutral Auditor.

(a) Within 30 calendar days after Purchaser’s receipt of a timely Dispute Notice, unless the matters in the Dispute Notice have otherwise been resolved by mutual written agreement of the Parties, each of Purchaser and Seller may request that Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, or, if Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft refuses to be appointed, a German office of an international reputable accounting firm appointed by the Institute of Certified Public Accountants in Düsseldorf (Institut der Wirtschaftsprüfer in Deutschland e.V.) upon request by either Party (the “Neutral Auditor”) shall resolve the Disputed Items set forth in the Dispute Notice. The Neutral Auditor shall conduct a review of the Effective Date Report, the Dispute Notice, and any supporting documentation as the Neutral Auditor in accordance with this Agreement and otherwise in its sole discretion deems necessary, but shall be limited to resolving the Disputed Items reflected in the Dispute Notice. The Neutral Auditor shall immediately submit copies of all documents and other information made available by one Party to the respective other Party. The Neutral Auditor shall conduct such hearings or hear such presentations by the Parties as the Neutral Auditor in its sole discretion deems necessary; provided, however, that the Neutral Auditor shall conduct at least one oral hearing. The Neutral Auditor shall act as an expert (Schiedsgutachter) and not as an arbitrator.

(b) The Neutral Auditor shall, as promptly as practicable and in no event later than 30 calendar days following its retention by Purchaser and Seller, deliver to Purchaser and Seller a report in the English language (the “Adjustment Report”), in which the Neutral Auditor shall resolve all but only the Disputed Items set forth in the Dispute Notice and shall determine the Final Cash Purchase Price on that basis. The Adjustment Report shall set forth, in reasonable detail, the Neutral Auditor’s determination with respect to each of the Disputed Items specified in the Dispute Notice and the revisions, if any, to be made to the Effective Date Balance Sheet, the Effective Date Statement, the Net Debt Adjustment Amount, the Net Working Capital Adjustment Amount, and the Final Cash Purchase Price. In resolving any Disputed Item, the Neutral Auditor may not assign a value to such Disputed Item greater than the greatest value for such Disputed Item claimed by any Party or less than the smallest value for such Disputed Item claimed by any Party. The Neutral Auditor’s fees and expenses shall be borne by the Parties pro-rata depending to what extent the Neutral Auditor upholds or overrules their positions, which shall also be determined by the Neutral Auditor in the Adjustment Report. The Adjustment Report shall be final and binding on the Parties, subject to Section 319 BGB.

(c) When retaining the Neutral Auditor, the Parties shall instruct the Neutral Auditor to comply with the provisions of this Section 3.5 and to determine the relevant amounts in accordance with this Agreement.

3.6 Purchase Price Adjustment. If the Final Cash Purchase Price is higher than the Cash Purchase Price, Purchaser shall pay the difference to Seller. If the Final Cash Purchase Price is lower than the Cash Purchase Price, Seller shall pay the difference to Purchaser. Payment by either Party pursuant to this Section 3.6 shall be made by wire transfer of immediately available funds free of all charges and unconditionally and shall be due and payable on the tenth Business Day after the Final Cash Purchase Price has been finally determined in accordance with Section 3.4, last sentence, Section 3.5(b), or by mutual written agreement of the Parties to Seller’s Account or to Purchaser’s Account, as the case may be. Such payment shall bear interest from and including the Effective Date but excluding the date of payment at a rate per annum of 0.25%. Such interest will be due and payable simultaneously with such payment and will be calculated daily on the basis of a 365-day year and the actual number of days for which that interest is due. The Allocation shall be adjusted in accordance with the amounts for the Sold Loans set forth in the Final Effective Date Statement, and the Final Cash Purchase Price shall be allocated to the Shares and the Sold Loans accordingly.

ARTICLE IV

CLOSING

4.1 Closing Conditions.

(a) The obligation of Seller and Purchaser and Guarantor to perform the Closing Actions shall be subject to fulfillment of the following conditions precedent (the “Mutual Conditions”):

(i) The German Federal Cartel Office (the “FCO”) has granted clearance of the transactions contemplated by this Agreement or did not respond within a relevant waiting period so that the transactions contemplated by this Agreement are deemed to be cleared; and

(ii) The German Federal Ministry of Economics and Technology (Bundesministerium für Wirtschaft und Technologie) has issued a certificate pursuant to Section 53 paragraph 3 of the German Foreign Trade Regulation (Außenwirtschaftsverordnung), otherwise granted clearance of the transactions contemplated by this Agreement, or did not respond within a relevant waiting period so that the clearance is deemed to be granted.

(b) The obligation of Purchaser and Guarantor to perform their Closing Actions shall be subject to fulfillment, or waiver by Purchaser, of the following conditions (the “Purchaser Conditions”, together with the Mutual Conditions the “Closing Conditions”):

(i) Purchaser shall have received a fully executed copy of each of the following (collectively, the “Senior Facilities Pay-off Letters”): (A) pay-off letter relating to the Senior Facilities Agreement from the Senior Facilities Agent addressed to the Company substantially in the form attached hereto as Exhibit 4.1(b)(i) with appropriate blanks completed in a manner customary for the European loan market, (B) pay-off letter from IKB Deutsche Industriebank AG in a form reasonably acceptable to Purchaser and the relevant Ancillary Lender relating to the Ancillary Facilities (as defined in the Senior Facilities Agreement) provided by it under the Senior Facilities Agreement and (C) pay-off letter from Commerzbank AG (formerly named Dresdner Bank AG) in a form reasonably acceptable to Purchaser and Commerzbank AG as Ancillary Lender and Hedging Counterparty (as defined in the Senior Facilities Agreement) relating to the ancillary facilities and hedging agreements provided by it under the Senior Facilities Agreement,

(ii) Since the Signing Date, no events or circumstances have occurred or have become known to Purchaser that, individually or in the aggregate, have or are reasonably likely to have a Material Adverse Effect on the EBIT of the Group Companies on a consolidated basis, except for any event or circumstance arising out of or in connection with (A) general economic conditions (including general developments of capital markets) or conditions affecting companies generally in the industries in which the Group Companies operate, (B) disruptions to any Business of the Group Companies attributable to the announcement of this Agreement or the transactions contemplated hereby, (C) changes in laws or interpretations thereof, (D) the execution or consummation of this Agreement, and (E) any changes to the structure or Business of the Group Companies effected by any measure contemplated in this Agreement or by or at the request of Purchaser or Guarantor; and

(iii) Seller has delivered to Purchaser a written statement in the form as reflected in Exhibit 4.1(b)(iii) signed by Dr. Hartmut Eisele, Andrea Bauer and Dr. Kurt Baderschneider confirming that, after due inquiry with Roland Stepputat, Max Mohr, Dr. Ulrich Pütz, Dieter Neumann, Dr. Wolfgang Beck, Dr. Jens Bärmann, Stefanie Schmitz, Rüdiger Fischer and Bernd Koch, the Purchaser Condition set out under Section 4.1(b)(ii) is satisfied.

4.2 Time and Place of Closing. The Closing shall take place on the last day of the month in which the last Mutual Condition has been satisfied or waived in accordance with this Agreement or, if that day is not a Business Day or falls on the last day of a calendar quarter, on the next Business Day; provided, however, that, if the last Mutual Condition has been satisfied or waived (i) less than four Business Days prior to the end of the month, or (ii) on the first or second calendar day of a month, the Closing shall occur on the third Business Day following the day on which the last Mutual Condition has been satisfied or waived (the “Closing Date”). The Closing shall take place in the offices of Jones Day in Prinzregentenstr. 11, 80538 Munich, Germany or at any other place agreed by the Parties.

4.3 Closing Actions. On the Closing Date, Seller, Purchaser and Guarantor shall take the following actions (the “Closing Actions”) in the following order:

(a) Seller shall cause the Bond Trustee to deliver to the Issuer, and Issuer shall have received, a consent relating to the waiver of the 45 day notice of redemption under the High Yield Bond Indenture (the “Consent to Waiver”) substantially in the form of Exhibit 4.3(a) hereto.

(b) Seller shall deliver in escrow (with such escrow to be automatically released without any further notice or action upon satisfaction of the Closing Actions set forth in Section 4.3(d)) to The Bank of New York Mellon (formerly The Bank of New York), as trustee and paying agent (the “Bond Trustee”), in connection with the High Yield Bond Notes, (i) a fully executed irrevocable instruction to pay the redemption amount with respect to the High Yield Bonds (the “Payment Instruction”) substantially in the form of Exhibit 4.3(b)(i) attached hereto, (ii) the trustee redemption notice (the “Trustee Redemption Notice”) substantially in the form of Exhibit 4.3(b)(ii) attached hereto, (iii) the bondholder redemption notice (the “Bondholder Redemption Notice”) substantially in the form of Exhibit 4.3(b)(iii) attached hereto, (iv) an opinion of legal counsel on a non-reliance basis relating to the redemption of the High Yield Bonds (the “Counsel Opinion”) substantially in the form attached hereto as Exhibit 4.3(b)(iv) and satisfactory to the Bond Trustee, and (v) an officer’s certificate by Issuer relating to the satisfaction and discharge of the High Yield Bonds (the “Officer Certificate”) substantially in the form attached hereto as Exhibit 4.3(b)(v) and satisfactory to the Bond Trustee. Further, Seller shall cause the Bond Trustee to deliver in escrow (with such escrow to be automatically released without any further notice or action upon satisfaction of the Closing Action set forth in Section 4.3(d)) to Issuer, and Issuer shall have received, a certificate relating to the discharge of the High Yield Bonds (the “Certificate of Discharge”) substantially in the form of Exhibit 4.3(b)(vi) attached hereto.

(c) Purchaser shall pay the Senior Facilities Repayment Amounts on behalf of the Borrowers (as defined in the Senior Facilities Agreement) to the Senior Facility Agent’s Account and each of the Ancillary Lender’s Account by wire transfer of immediately available funds free of any bank and other charges in accordance with the instructions set forth in the Senior Facilities Pay-off Letters and shall have complied with the arrangements set forth in the Senior Facilities Pay-off Letters relating to the discharge of the Ancillary Facilities (as defined in the Senior Facilities Agreement) and confirmation will have been received from each of the Senior Facilities Agent and Ancillary Lender of receipt by it of the Senior Facilities Repayment Amounts due to it.

(d) On behalf of Issuer, Purchaser shall pay the Bond Redemption Amount to the Bond Paying Agent’s Account by wire transfer of immediately available funds free of any bank and other charges in accordance with the terms of the indenture relating to the High Yield Bond Notes (the “High Yield Bond Indenture”).

(e) Upon receipt of the Bond Redemption Amount in the Bond Paying Agent’s Account, Seller shall cause the Bond Trustee to deliver to Issuer and the Security Trustee, and Issuer and the Security Trustee shall have received, an acknowledgement of discharge (the “Acknowledgement of Discharge”) substantially in the form of Exhibit 4.3(e) hereto.

(f) Seller shall deliver to Purchaser (or its designee) the collateral release documentation substantially in the form attached hereto as Exhibit 4.3(f) (with such changes thereto as may be reasonably agreed to by Purchaser) and duly executed by the Security Trustee and the other applicable parties thereto (the “Collateral Release Documentation”) in form sufficient for filing, recording, or other appropriate action and, to the extent any of the Senior Security or the Bond Security is not subject to release pursuant to the Collateral Release Documentation, Purchaser shall have received duly executed release documentation acceptable to Purchaser sufficient to fully and irrevocably release such Senior Security or Bond Security.

(g) Purchaser shall unconditionally and irrevocably pay an amount of USD 444,219,429 (in words: US Dollars four hundred forty-four million two hundred nineteen thousand four hundred and twenty-nine) less the Debt Reduction Amount, if any, or plus the Debt Increase Amount, if any, by wire transfer of immediately available funds free of any bank and other charges to the Seller’s Account.

(h) Purchaser shall unconditionally and irrevocably pay on behalf of Seller the Estimated Upstream Loan Amount by wire transfer of immediately available funds free of any bank and other charges to the Company Account unconditionally and issue a settlement instruction (Tilgungsbestimmung) substantially in the form attached as Exhibit 4.3(h), and Seller shall procure that the Company confirms in writing receipt of the Estimated Upstream Loan Amount. As between the Parties such payment shall be treated as partial payment of the Purchase Price.

(i) Guarantor shall issue a stock certificate to Seller representing 1,307,819 (in words: one million three hundred and seven thousand eight hundred and nineteen) duly authorized and validly issued shares of common stock, par value $0.01 per share, of Guarantor (the “OMG Stock”), free and clear of any Liens (except as set forth in the Stockholder Agreement) reflecting a portion of the Purchase Price in an amount of USD 50,000,000 (in words: US Dollars fifty million) (the “Stock Purchase Price”).

(j) Seller shall cause the Security Trustee to deliver the share certificates listed in Schedule 5.6 to the Disclosure Schedule that are in the Security Trustee’s possession to Purchaser, except for the Lost Share Certificates and the Finnish Management Share Certificates.

(k) Seller shall deliver the global note representing the Hybrid Notes to Purchaser.

(l) Seller and Purchaser shall sign a closing confirmation substantially in the form attached hereto as Exhibit 4.3(l) confirming that all Closing Conditions have been satisfied or waived, all Closing Actions described in Sections 4.3(a) through 4.3(k) have been taken, and that the transfer of the Shares and the Sold Loans to Purchaser pursuant to Section 2.2 has become effective.

(m) After all Closing Actions (except for the Closing Action set forth in this Section 4.3(m)) have been taken or waived in accordance with this Agreement, Purchaser shall inform the Notary having notarized this Agreement that the transfer of the Shares has become effective and instruct the Notary to file an updated list of shareholders of the Company with the commercial register of the Company.

4.4 Waiver. The Closing Actions under Sections 4.3(c), 4.3(d), 4.3(g), 4.3(h) and 4.3(i) may be waived by Seller, the Closing Actions under Sections 4.3(a), 4.3(b), 4.3(e), 4.3(f), 4.3(j) and 4.3(k) may be waived by Purchaser and the Closing Action under Section 4.3(l) may be waived jointly by Seller and Purchaser.

4.5 Termination.

(a) In the event that the Mutual Conditions have not been satisfied within four months after the Signing Date, either Party may terminate this Agreement by giving written notice to the other Party; provided, however, that in the event that a Mutual Condition has not been satisfied because of a Party’s failure to perform its obligations hereunder, (i) such Party (the “Failing Party”) shall not be entitled to terminate this Agreement, and (ii) the other Party shall be entitled to, at its option, either (A) seek specific performance with respect to the Failing Party’s obligations under this Agreement, or (B) at any time before the Failing Party has complied with its obligations under this Agreement, (1) terminate this Agreement with immediate effect by giving written notice to the Failing Party, and (2) seek Losses for breach and non-performance of this Agreement.

(b) In the event that a Purchaser Condition has not been satisfied or waived on or before the Closing Date, Purchaser shall be entitled to, at its option, either (i) seek specific performance with respect to Seller’s obligations under this Agreement, or (ii) at any time before Seller has complied with its obligations under this Agreement, (A) terminate this Agreement with immediate effect by giving written notice to Seller, and (B) seek Losses for breach and non-performance of this Agreement.

(c) In the event that a Party (the “Refusing Party”) refuses to perform any of the Closing Actions it is obliged to perform on the Closing Date, the other Party (the “Terminating Party”) shall, unless the Terminating Party refused to perform any Closing Action which it had to perform prior to the Closing Action which the Refusing Party refused to perform, be entitled to, at its option, either (i) seek specific performance with respect to the Refusing Party’s obligations under this Agreement, or (ii) at any time before the Refusing Party has performed all of its Closing Actions, (A) terminate this Agreement with immediate effect by giving written notice to the Refusing Party, and (B) seek Losses for breach and non-performance of this Agreement.

(d) In the event that the Purchaser Condition pursuant to Section 4.1(b)(ii) has not been satisfied and Purchaser would be, or would reasonably likely be, entitled to Indemnification from Seller in excess of USD 57,536,000 (in words: US Dollars fifty-seven million five hundred thirty-six thousand) as a result of breaches of, or inaccuracies in, Seller Guarantees that have occurred after the Signing Date and have led to the Purchaser Condition pursuant to Section 4.1(b)(ii) not being satisfied, Seller shall be entitled to terminate this Agreement by giving written notice to Purchaser.

(e) In case of termination of this Agreement pursuant to Sections 4.5(a) through 4.5(c), neither Party nor Guarantor shall have any obligations or liabilities towards the other Party or Guarantor under this Agreement, except for obligations and liabilities resulting from any breach or non-performance of this Agreement, including pursuant to Sections 4.5(a)(ii)(B)(2), 4.5(b)(ii)(B) and 4.5(c)(ii)(B). In case of a termination of this Agreement pursuant to Section 4.5(d), neither Party nor Guarantor shall have any obligations or liabilities towards the other Party or Guarantor under this Agreement except for obligations and liabilities resulting from breach or non-performance of this Agreement other than breaches taken into account for purposes of determining whether the threshold for Seller’s right to terminate this Agreement in accordance with Section 4.5(d) has been exceeded. Section 7.7 and ARTICLE XI shall survive any termination of this Agreement pursuant to Sections 4.5(a) through 4.5(d).

(f) In the event of a termination under this Section 4.5, none of Seller, Purchaser, Guarantor nor any of their respective Affiliates shall be entitled to bring or maintain any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party to the extent relating to this Agreement or the Financing Commitments or the transactions contemplated hereby or thereby.

ARTICLE V

SELLER GUARANTEES

5.1 General. Seller hereby represents to the Purchaser in the form of an independent guarantee within the meaning of Section 311 paragraph 1 BGB (selbständiges verschuldensunabhängiges Garantieversprechen), irrespective of fault, that, except as disclosed in the schedule attached hereto as Exhibit 5.1 (the “Disclosure Schedule”), the statements set forth in this ARTICLE V are true and correct as of the Signing Date and the Closing Date; provided, however, that (i) those statements which are expressly made as of a certain date are true and correct as of such date only, (ii) the guarantees contained in this ARTICLE V shall be subject to the terms, conditions and limitations set forth in ARTICLE IX and, in view of these terms, conditions and limitations, the Seller Guarantees shall not constitute, in whole or in part, a guarantee concerning the quality of the purchased object (Beschaffenheitsgarantie) within the meaning of Sections 443 or 444 BGB, (iii) a matter disclosed in a schedule of the Disclosure Schedule relating to a certain Seller Guarantee shall only be considered disclosed for purposes of another Seller Guarantee if such additional disclosure and the relevance thereof for such other Seller Guarantee is apparent on its face, and (iv) the Seller Guarantees relating to SANVAC are made subject to Seller’s Knowledge (except for the Seller Guarantees under Sections 5.5 and 5.6).

5.2 Status of Seller.

(a) Seller is a limited liability company (société à responsabilité limitée), duly incorporated and validly existing under the laws of the Grand Duchy of Luxembourg.

(b) All consents of all corporate bodies of Seller that are necessary for the due execution of this Agreement and the consummation of the transactions contemplated hereunder have been obtained, and the execution hereof and the consummation of the transactions hereunder do not violate any provisions of the articles of association or other organizational documents of Seller.

(c) The assets of Seller neither are nor were subject to insolvency proceedings, insolvency investigations or similar proceedings, nor have such insolvency proceedings, insolvency investigations or similar proceedings been rejected due to lack of assets. Seller is neither overindebted (überschuldet) nor illiquid (zahlungsunfähig), and as of the date hereof, there are no reasons to assume that Seller will become overindebted (überschuldet) or illiquid (zahlungsunfähig).

(d) This Agreement and the other agreements, documents, and instruments contemplated herein to which Seller is a party, when executed by the respective parties, will constitute binding obligations of Seller, enforceable against Seller in accordance with their respective terms and conditions.

5.3 No Conflicts, Change-of-Control, Contracts with Seller. Except as disclosed in Schedule 5.3 of the Disclosure Schedule, the execution, delivery and performance by Seller of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or require any consent of any Person pursuant to, any contract or agreement between Seller or any of Seller’s Affiliates on the one side and any of the Group Companies on the other side (“Intercompany Agreements”). Except for the contracts and agreements listed in Schedule 5.3 of the Disclosure Schedule, there are no Intercompany Agreements.

5.4 Third Person Consents. Except for the Foreign Trade Clearance and as may be required under applicable antitrust Laws, no consent, approval, or authorization of any Person is required in connection with the execution, delivery, or performance of this Agreement by Seller, which has not already been obtained.

5.5 Status of Group Companies.

(a) Each Group Company is duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all necessary organizational power and authority to own, lease, and operate its properties and to carry on its business as it is being conducted as of the date hereof and the Closing Date.

(b) Since December 9, 2005, none of the assets of any of the Group Companies is or was subject to insolvency proceedings, insolvency investigations or similar proceedings nor have such insolvency proceedings, insolvency investigations or similar proceedings been rejected due to a lack of assets. None of the Group Companies is overindebted (überschuldet) or illiquid (zahlungsunfähig), and as of the date hereof, there are no facts or circumstances making it likely that a Group Company will become overindebted (überschuldet) or illiquid (zahlungsunfähig).

5.6 Shares and Capitalization.

(a) Schedule 5.6 of the Disclosure Schedule contains a complete and correct list indicating with respect to each Group Company: (i) the total amount of its share capital or equity interest (including copies of all share certificates or other certificates regarding the equity interests in such Group Company, to the extent there are such certificates, provided, however, that Seller may deliver the copies of such share certificates to Purchaser within five Business Days after the Signing Date), (ii) the total number of shares, (iii) the nominal value of each share or the amount of each respective partnership interest, as the case may be, (iv) the owner of each share or equity interest, and (v) the place where the share certificates or other certificates regarding the equity interests in such Group Company, to the extent there are such certificates, are stored and the persons responsible for safekeeping such certificates. All outstanding shares or equity interests of the Group Companies are validly issued, fully paid, have not been repaid, are non-assessable and free of any Liens, except for the Senior Security and the Bond Security. The outstanding share capital or equity interests set forth in Schedule 5.6 constitute all of the issued and outstanding shares and equity interests in each of the Group Companies.

(b) Except for the outstanding shares and equity interests identified in Schedule 5.6 of the Disclosure Schedule, no Group Company directly or indirectly owns any equity, partnership, membership, or similar interest in any Person, or any interest convertible into such equity, partnership, membership, or similar interest.

(c) Except as set forth in Schedule 5.6 of the Disclosure Schedule, there are no outstanding obligations, options, warrants, convertible securities, or other rights, agreements, arrangements, or commitments of any kind relating to the shares or equity interests of the Group Companies or obligating a Group Company to issue or sell any shares or equity interests of, or any other interest in, any Group Company.

(d) Except as set forth in Schedule 5.6 of the Disclosure Schedule, there are no outstanding contractual obligations of any Group Company to repurchase, redeem, or otherwise acquire any shares or equity interests of any Group Company or to provide funds to, or make any investment in, any other Person.

(e) Except as set forth in Schedule 5.6 of the Disclosure Schedule, there are no outstanding profit participation, phantom stock or similar rights with respect to any Group Company.

(f) Except as set forth in Schedule 5.6 of the Disclosure Schedule, there are no bonds, debentures, notes or other indebtedness of any Group Company providing for the right to vote or consent (or, convertible into, or exchangeable for, securities having the right to vote or consent) on any matters on which shareholders or other equity holders of any Group Company may vote.

5.7 Outstanding Debt Amounts; Guarantees.

(a) As per May 31, 2011, the outstanding amounts, including accrued interest, under each of (i) the Senior Facilities Agreement, (ii) the High Yield Bond Notes, and (iii) the Sold Loans are as set forth in Schedule 5.7(a) of the Disclosure Schedule.

(b) Except as set forth in Schedule 5.7(b) of the Disclosure Schedule, there are no guarantees, indemnities, bonds, standby letters of credit or similar instruments issued by a Group Company in connection with the performance by a third Person (other than a Group Company) of, or liabilities or obligations of a third Person (other than a Group Company) in connection with, a contract or in respect of debt owed by any Person (other than a Group Company).

5.8 Sold Loans. Seller has no outstanding liabilities under or in connection with the Sold Loans and there has not been any violation of Law or breach of contract that could result in liabilities under or in connection with the Sold Loans.

5.9 Financial Statements.

(a) The 2010 Financial Statements, (i) have been prepared based on the books and records of the Group Companies (including SANVAC as a cost investment consistent with past practice), (ii) have been prepared in accordance with IFRS as applied consistently, except to the extent described in the 2010 Financial Statements, and (iii) give a true and fair view of the financial position of the Group Companies (including SANVAC as a cost investment consistent with past practice) on a consolidated basis as of December 31, 2010 and of their results of operations and their cash flows for the year ended on December 31, 2010.

(b) The Management Accounts have been prepared based on the books and records of the Group Companies (including SANVAC as a cost investment consistent with past practice) and have been prepared in accordance with IFRS as applied for the preparation of the 2010 Financial Statements, except that (i) they do not include notes and the statements required therein, (ii) the long-term employee benefit provisions have been determined based on an actuarial forecast, (iii) no stock taking has been done, (iv) certain balance sheet accounts are based on estimates and assumptions established in the normal course of closing the monthly management accounts by the Group Companies, and (v) the “Profit and Loss Statement” contains set-offs and positions which differ from the presentation of income in the 2010 Financial Statements. Except for the limitations described in the previous sentence, the Management Accounts give a true and fair view of the consolidated trading and financial position of the Group Companies (including SANVAC as a cost investment consistent with past practice) as of May 31, 2011 and of their results of operations and their cash flows for the period between January 1, 2011 and May 31, 2011.

5.10 Ordinary Course of Business. Except as set forth in Schedule 5.10 of the Disclosure Schedule, in the period from January 1, 2011 through the Signing Date, (i) each Group Company has conducted its respective business in the ordinary course of business, except for activities in connection with the sale of the Company and the transactions contemplated by this Agreement, (ii) there has not occurred any Material Adverse Effect with respect to any Group Company and (iii) no Group Company has taken any of the following actions:

(a) Acquisition of any corporation, partnership, limited liability company, other business organization, business or division thereof.

(b) Sale, lease or other disposal of its business or any part thereof, except for the sale of individual assets in the ordinary course of business.

(c) Sale of any of its assets outside the ordinary course of business.

(d) Failure to pay any required maintenance or other similar fees or otherwise failure to make required filings or payments required to maintain and further prosecute any Group Intellectual Property Rights.

(e) Increase of the salaries or benefits of any director, officer or employee of the Group Companies outside the ordinary course of business.

(f) Conclusion of any contract that by its terms (i) restrains, restricts, limits or impedes the ability of any Group Company to compete with any business or line of business in any geographic or product area, or (ii) restrains, restricts, limits or impedes in a meaningful and significant way, including by way of a non-compete or exclusivity obligation, the ability of any Group Company to conduct any business or line of business in any geographic or product area.

5.11 Customers and Suppliers.

(a) Schedule 5.11(a) of the Disclosure Schedule contains complete copies of all written Material Contracts with outstanding primary obligations (Hauptleistungspflichten) (provided, however, that, with respect to (i) Key Customers, and (ii) such Key Suppliers that are described in (A) or (B) of the definition of Material Contracts, only copies of the framework and similar agreements providing for the basic principles of the contractual relationship as well as a description of other material terms need to be disclosed), and a complete and correct summary of all material terms of all oral Material Contracts with outstanding primary obligations (Hauptleistungspflichten) as of the Signing Date. Except as set forth in Schedule 5.11(a) of the Disclosure Schedule, since January 1, 2011, no Key Customer and no Key Supplier has, except in the ordinary course of price negotiations, terminated or substantially reduced or threatened in writing or, to Seller’s Knowledge, orally to terminate or substantially reduce its business with any Group Company. Except as set forth in Schedule 5.11(a) of the Disclosure Schedule, no Group Company has committed any breach of any of the applicable terms and requirements of a Material Contract which still has or is reasonably expected to have a negative impact, and neither Seller nor any Group Company has received any written or, to Seller’s Knowledge, oral notice regarding any actual or alleged breach of a Material Contract which still has or is reasonably expected to have a negative impact. Except as set forth in Schedule 5.11(a) of the Disclosure Schedule, none of the Material Contracts has been amended.

(b) Except as set forth in Schedule 5.11(b) of the Disclosure Schedule, there is no contract, agreement or order binding upon any Group Company that has, whether before or after consummation of the transactions contemplated by this Agreement, the effect of prohibiting, or restricting in a meaningful and significant way, including by way of a non-compete or exclusivity obligation, the conduct of business by the respective Group Company as and where currently conducted. Except as set forth in Schedule 5.11(b) of the Disclosure Schedule, no Group Company has entered into any customer or other similar contract or agreement that provides for a “most favored customer” or similar clause restricting the right of the respective Group Company to sell or license products or to provide services in any manner or on any terms (including pricing).

5.12 Employees.

(a) Except as set forth in Schedule 5.12(a) of the Disclosure Schedule, between January 1, 2011 and the Signing Date, no director or officer of any Group Company and no employee of a Group Company whose annual gross compensation (including performance-related payments, bonuses and any benefits) exceeded EUR 100,000 (in words: Euro one hundred thousand) in 2010 (the “Key Employees”) gave notice of termination of, or indicated in writing or, to Seller’s Knowledge, orally that he or she is considering to terminate, his or her employment relationship and no Group Company intends to terminate the employment relationship of any such director, officer or employee.

(b) Except as set forth in Schedule 5.12(b) of the Disclosure Schedule, no Group Company employs any freelancers that are deemed to be regular employees. Except as set forth in Schedule 5.12(b) of the Disclosure Schedule, each Group Company is in compliance with, and always has complied with, all applicable Laws with respect to the temporary hiring of employees, including from labor agencies, unless such non-compliance cannot result in any current or future liabilities or obligations of any Group Company, and no temporary employee currently employed by any Group Company is deemed to be a regular employee of such Group Company with an indefinite employment contract.

(c) Schedule 5.12(c) of the Disclosure Schedule includes as of the Signing Date a list of all collective bargaining agreements (Tarifverträge) applicable to the sites located in Germany, the People’s Republic of China, Slovakia, Malaysia or Finland, shop agreements (Betriebsvereinbarungen) and similar collective labor agreements to which any Group Company is a party or by which a Group Company is bound and all collective labor agreements containing (i) benefit or incentive plans providing for rights which will be triggered in the event the transaction contemplated by this Agreement is consummated, (ii) limitations on the termination of employment agreements, or (iii) obligations of a Group Company to employ a certain number of employees (each of the above being hereinafter individually or collectively referred to as a “Collective Agreement”).

5.13 Pensions and Benefits.

(a) Schedule 5.13(a) of the Disclosure Schedules sets forth a complete list as of the Signing Date of all (i) pension plans and commitments of the Group Companies, including individual pension commitments to current or former directors, officers or employees of the Group Companies, (ii) severance pay, bonus, incentive, stock option, profit sharing or deferred compensation plans, contracts, programs, funds, or arrangements of any kind, and (iii) other employee benefit plans, contracts, programs, funds, or arrangements (in each case whether written or oral, funded or unfunded, currently effective or terminated) and any trust, escrow, or similar agreement related thereto, applicable to any present or former employees, directors or officers of any Group Company that are sponsored or maintained by or on behalf of a Group Company and under which the Group Companies have or could have existing or potential liabilities or obligations (each of the above being hereinafter individually or collectively referred to as an “Employee Plan”).

(b) Except as set forth in Schedule 5.13(b) of the Disclosure Schedule, each Employee Plan is being and has been maintained in all respects in accordance with its terms, any applicable collective agreement and the requirements of all applicable Laws. Except as set forth in Schedule 5.13(b) of the Disclosure Schedule, each Group Company has performed all obligations required to be performed by it under any Employee Plan and is not in default under or in violation of any Employee Plan.

5.14 Intellectual Property.

(a) Except as set forth in Schedule 5.14(a) of the Disclosure Schedule, each of the Group Companies either owns or has a valid and enforceable license for any and all Intellectual Property Rights and Know-how necessary for their respective Business activities as conducted as of the date hereof.

(b) All Intellectual Property Rights registered in the name of a Group Company and all applications for registered Intellectual Property Rights filed by or on behalf of any Group Company and the rights in any inventions relating thereto, except for any Intellectual Property Rights that were authorized in compliance with internal authorization requirements to be sold or transferred, intentionally abandoned, or registered by a third Person (other than a Group Company) in a Group Company’s name without any Group Company’s knowledge, (the “Group Intellectual Property Rights”) are owned by the respective Group Company, free and clear of any Liens, except for Permitted Liens and except as set forth in Schedule 5.14(b) of the Disclosure Schedule. Except as set forth in Schedule 5.14(b) of the Disclosure Schedule, all Group Intellectual Property Rights are valid and enforceable, and there is no claim pending or threatened in writing challenging any Group Intellectual Property Rights, it being understood that ongoing discussions with patent or trademark offices regarding pending applications for registrations do not result in a breach of this Seller Guarantee, unless such discussions relate to petitions, objections or challenges submitted or filed by third Persons.

(c) Except as set forth in Schedule 5.14(c) of the Disclosure Schedule, to Seller’s Knowledge no Group Company infringes, or ever has infringed, any Intellectual Property Rights of any third Person, unless such infringement cannot result in any current or future liabilities or obligations of any Group Company. Except as set forth in Schedule 5.14(c) of the Disclosure Schedule, to Seller’s Knowledge, none of the Group Intellectual Property Rights is being infringed by any other Person.

(d) Except as set forth in Schedule 5.14(d) of the Disclosure Schedule, all fees, taxes, annuities and other payments associated with filing, prosecuting, issuing, recording, registering or maintaining any Group Intellectual Property Rights have been paid in full in a timely manner.

(e) Schedule 5.14(e) of the Disclosure Schedule contains a complete list of all license agreements, by means of which (i) a Group Company has licensed any Intellectual Property Rights to a third Person (other than a Group Company) by way of an agreement (A) the main purpose of which is to license such Intellectual Property Rights, or (B) that contains an exclusive license, or (ii) a third Person (other than a Group Company) has licensed any Intellectual Property Rights (except for standard off-the-shelf software) to a Group Company by way of an agreement the main purpose of which is to license such Intellectual Property Rights.

(f) Except as set forth in Schedule 5.14(f) of the Disclosure Schedule, there are no outstanding claims of any current or former employees of any Group Company under the German Employee Inventions Act (Arbeitnehmererfindungsgesetz) or any similar foreign laws.

(g) Except as set forth in Schedule 5.14(g) of the Disclosure Schedule, the Group Companies have taken commercially reasonable measures commensurate with industry standards to protect the Group Companies’ Know-how. In particular, except as set forth in Schedule 5.14(g) of the Disclosure Schedule, none of the Group Companies has disclosed any of its Know-how relating to materials design (Werkstoffzusammensetzung) or process technology (Fertigungstechnologie) to any customer.

5.15 Information Systems. Except as set forth in Schedule 5.15 of the Disclosure Schedule, all Information Systems used by the Group Companies are owned or leased, controlled and operated by the Group Companies and are sufficient for the conduct of the Business. Except as set forth in Schedule 5.15 of the Disclosure Schedule, the Group Companies use commercially reasonable means commensurate with industry standards to protect the security and integrity of all Information Systems used by them. All Information Systems used or held for use in the conduct of the Business are in good operating condition. Except as set forth in Schedule 5.15 of the Disclosure Schedule, the Group Companies are using the SAP software “ECC 6.0 EHP 4” (since May 2011) and SAP BW 7.0 (since July 2010) and the Group Companies have committed to upgrade all Microsoft Office software to the version of 2010 by December 31, 2011, and the respective cost has been adequately accounted for in the Business Plan.

5.16 Data Protection. Except as set forth in Schedule 5.16 of the Disclosure Schedule, all data and personal information used or maintained by the Group Companies has been collected, maintained, used and transferred in accordance with applicable data protection and privacy Laws.

5.17 System Capacity and Service Levels. Subject to investments to be made as reflected in the Business Plan, all IT infrastructure of the Group Companies (excluding SANVAC) has the capacity to support the Business growth as envisaged according to the Business Plan.

5.18 Real Property. Schedule 5.18 of the Disclosure Schedule contains a list of each item of real property used by the Group Companies indicating (i) the Group Company using the real property, (ii) and whether the real property is owned or leased by such Group Company (the “Real Property”). Except as set forth in Schedule 5.18 of the Disclosure Schedule, no Group Company has any liability (actual or contingent) or obligation relating to real property other than relating to the Real Property. Except as set forth in Schedule 5.18 of the Disclosure Schedule, all buildings, structures, and fixtures on the Real Property are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are adequate and suitable for the purposes for which they are presently being used, and are in compliance with and meet all of the conditions of all building permits and applicable Laws, including zoning Laws. Except as set forth in Schedule 5.18 of the Disclosure Schedule, all utility services (including gas, electricity, and water) necessary for the use, occupancy, or maintenance of the Real Property are connected and available in sufficient quantity and quality and there is no interruption or diminution of such utility services pending or threatened in writing or, to Seller’s Knowledge, orally.

5.19 Insurance. Except as set forth in Schedule 5.19 of the Disclosure Schedule and unless the inadequacy cannot have an impact after the Closing Date, the Group Companies are and have always been adequately insured in such amounts and against such risks as are customary in their Business. Except as set forth in Schedule 5.19 of the Disclosure Schedule, no insurance of a Group Company will terminate or is terminable as a result of the transactions contemplated by this Agreement, and no event has occurred prior to the Closing Date which would give any insurance carrier a right to terminate any insurance policy. Schedule 5.19 of the Disclosure Schedule lists all insurance claims in excess of EUR 100,000 (in words: Euro one hundred thousand) filed by the Group Companies in the last (i) five years which have not yet been fully settled, or (ii) three years, including, in each case, an indication as to whether any such insurance claim has been refused or is still outstanding. Except as set forth in Schedule 5.19 of the Disclosure Schedule, the Group Companies have paid all insurance premiums when due.

5.20 Subsidies. Except as set forth in Schedule 5.20 of the Disclosure Schedule, there are no proceedings initiated or threatened in writing or, to Seller’s Knowledge, orally regarding a revocation or withdrawal of any public grants, allowances, aids and other subsidies in whatever form granted to a Group Company (the “Public Subsidies”), and, to Seller’s Knowledge, there are no circumstances which would justify the initiation of such proceedings. Except as set forth in Schedule 5.20 of the Disclosure Schedule, each Group Company is in compliance with its obligations under or in connection with any Public Subsidies, including the obligations under any ancillary provisions in the respective orders or agreements thereto. Except as set forth in Schedule 5.20 of the Disclosure Schedule, no Group Company is obliged under any Public Subsidy to maintain a certain level of employees or to make any investments. Except as set forth in Schedule 5.20 of the Disclosure Schedule, no Public Subsidies will have to be repaid in whole or in part due to the execution or consummation of this Agreement or the transactions contemplated herein.

5.21 Compliance with Laws. Except as set forth in Schedule 5.21 of the Disclosure Schedule, each Group Company is in compliance with, and always has complied with, all applicable Laws, including all anti-corruption and anti-bribery Laws, unless such non-compliance cannot result in any current or future liabilities or obligations of any Group Company. Except as set forth in Schedule 5.21 of the Disclosure Schedule and except for routine internal audit inquiries and proceedings, there are no internal investigations within any Group Company regarding any possible non-compliance with or violation of any Laws, including any anti-corruption or anti-bribery Law, and no Group Company has received written notice that it is under investigation with respect to the non-compliance with or violation of any Laws (including any anti-corruption or anti-bribery Law), unless such notice cannot result in any current or future liabilities or obligations of any Group Company.

5.22 Permits. Except as set forth in Schedule 5.22 of the Disclosure Schedule, each Group Company is in possession of all permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices, or other authorizations of any Governmental Authority necessary to own, lease and operate its properties and to carry on its Business as currently conducted (the “Permits”). Except as set forth in Schedule 5.22 of the Disclosure Schedule, each Group Company is in compliance with all such Permits. Except as set forth in Schedule 5.22 of the Disclosure Schedule, no suspension, cancellation, modification, revocation, or nonrenewal of any Permit is pending or has, within 12 months prior to the Signing Date, been threatened in writing or, to Seller’s Knowledge, orally.

5.23 Litigation and Proceedings. Except as set forth in Schedule 5.23 of the Disclosure Schedule, there is no Litigation pending or threatened in writing against or affecting any Group Company and, within 12 months prior to the Signing Date, no Group Company has received written or, to Seller’s Knowledge, oral notice from any third Person manifesting a dispute that could result in any such Litigation. There is no outstanding order, decree, or stipulation by or with any Governmental Authority by which any Group Company is or may be bound and which requires it to make any payments in excess of EUR 50,000 (in words: Euro fifty thousand) and there is no injunction or judgment by any Governmental Authority with respect to the Business by which any Group Company is bound.

5.24 Product Warranty; Product Liability. Except as set forth in Schedule 5.24 of the Disclosure Schedule, to Seller’s Knowledge, all of the products manufactured or sold by the Group Companies have conformed with all applicable contractual commitments and all warranties applicable to such products, unless such non-compliance cannot result in any current or future liabilities or obligations of any Group Company. Except as set forth in Schedule 5.24 of the Disclosure Schedule, to Seller’s Knowledge, there is no liability of any Group Company arising out of any injury to individuals or property as a result of the ownership, possession or use of any product sold by any Group Company.

5.25 Taxes.

(a) All Tax Returns (including any preliminary VAT returns, wage tax returns, and withholding tax returns) required to be filed by any Group Company with respect to any taxable period that ends on or before the Closing Date or with respect to any event requiring the filing of a Tax Return with, or notice to, the competent Tax authorities on or before the Closing Date have been or will be filed timely (subject to the extensions set forth in Section 5.25(b)) in accordance with all applicable Laws.

(b) All Tax Returns filed before the Closing Date correctly and completely reflect the facts regarding the income, business, assets, operations, activities and status of the Group Companies. No Group Company is currently a beneficiary of any extension of time within which to file any Tax Return other than the extension granted under the joint decree of the Superior Tax Authorities of The German Federal States (gemeinsamer Erlass der obersten Finanzbehörden der Länder) regarding the filing of tax returns dated January 3, 2011 (BStBl. 2011 I, p. 44), and the extension for filing of preliminary VAT returns according to Section 18 paragraph 6 of the German VAT Act (Umsatzsteuergesetz) and Sections 46 - 48 of the German VAT Ordinance (Umsatzsteuerdurchführungsverordnung).

(c) Except as listed in Schedule 5.25(c), no Group Company outside Germany has granted, or has had granted on its behalf, any extension or waiver of the statute of limitations period applicable to any Tax Return or within which any Tax may be assessed or collected by any Governmental Authority, which period (after giving effect to such extension or waiver) has not yet expired.

(d) Except as listed in Schedule 5.25(d), there is no complaint, action, suit, proceeding, arbitration, hearing, audit, investigation or claim of any kind now pending or, to Seller’s Knowledge, threatened against or with respect to any Group Company in respect of any Tax.

(e) Except as listed in Schedule 5.25(e) and except for the statutory Liens provided for in Section 76 of the German General Tax Code (Abgabenordnung) and in Section 12 of the Land Tax Act (Grundsteuergesetz) and any similar automatic statutory Liens in other jurisdictions, there are no Liens for Taxes upon the assets or properties of any Group Company.

(f) Neither any Group Company nor Seller has received notice of any claim by a Governmental Authority in a jurisdiction where any Group Company does not file Tax Returns that it is or may be subject to taxation by that Governmental Authority.

(g) None of the Group Companies has a principal place of management (Ort der Geschäftsleitung) in any jurisdiction other than the jurisdiction in which such Group Company was organized or established.

(h) Each of the Group Companies that is a German entity is in a position to meet the requirements imposed by Section 147 paragraph 6 of the German General Tax Code (Abgabenordnung) and of the decree of the Federal Ministry of Finance (Bundesministerium der Finanzen) dated July 16, 2001 and any related administrative guidances and decrees.

(i) Schedule 5.25(i) of the Disclosure Schedules contains an excerpt of the tax indemnification provisions of the Sale and Purchase Agreement (the “Morgan Crucible SPA”) between, inter alia, Morgan Terrassen B.V. and the Company (the “Morgan Crucible Tax Indemnity”).

(j) Except as listed in Schedule 5.25(j), neither Seller nor the Group Companies have received Tax rulings or entered into any written and legally binding agreements or currently negotiate any such agreement with any Tax authority which would affect the Tax situation of future holders of interest in the Group Companies or shareholders in the Group Companies in any period ending after the Effective Date.

(k) Except as listed in Schedule 5.25(k), the Group Companies did, and until the Closing Date will, maintain and properly and completely store all Tax records relating to periods after December 31, 2005 (in particular but not limited to transfer pricing documentation) to be maintained by Law or any officially published view of the Tax authorities or are in a position to complete the respective documentation within the time frame required by law or by the Tax authority (including extensions, if applicable).

(l) The entity classifications of the Group Companies for U.S. tax purposes are those which are contained in Schedule 5.25(l).

(m) Seller and each Group Company have obtained and maintain any and all financial and Tax information (including audited financial statements) necessary to enable Seller to determine its (and its Affiliates’ and beneficial owners’) U.S. taxable income derived from or related to the Group Companies for all prior taxable years through and including December 31, 2010.

5.26 Environmental Matters.

(a) Except as set forth in Schedule 5.26(a) of the Disclosure Schedule, each Group Company is in compliance with, and always has complied with, all applicable Environmental Laws and has obtained, and always complied with, all required Environmental Permits, unless such non-compliance cannot result in any current or future liabilities or obligations of any Group Company. Except as set forth in Schedule 5.26(a) of the Disclosure Schedule, there are no claims pending alleging the violation of any Environmental Law or threatened in writing or, to Seller’s Knowledge, orally against any Group Company.

(b) Except as set forth in Schedule 5.26(b) of the Disclosure Schedule, no Group Company is liable for any Environmental Liability.

5.27 Brokers, Finders, and Agents. Except as set forth in Schedule 5.27 of the Disclosure Schedule, no Group Company is directly or indirectly obligated to anyone acting as a broker, finder, or in any other similar capacity in connection with this Agreement or the transactions contemplated hereby or to pay the costs for any advisors in connection with the transactions contemplated hereby.

5.28 Disclosure and Relevant Information. To Seller’s Knowledge, the information (to the extent it relates to facts and circumstances as well as the consequences thereof) with respect to the Group Companies and the Business made available to Purchaser prior to the Signing Date was accurate in all material respects and constitutes all information of Seller and the Group Companies (to the extent it relates to facts and circumstances as well as the consequences thereof) materially relevant and necessary for a prudent purchaser’s evaluation of the Group Companies and the Business and a prudent purchaser’s decision to enter into this Agreement; provided, however, that, in case of information that has been updated by Seller on or prior to the Signing Date, such updated information shall be relevant for purposes of this Section 5.28. For purposes of this Section 5.28, the terms “material” and “materially” shall mean individual items of inaccurate or missing information resulting in a Loss in excess of EUR 500,000 (in words: Euro five hundred thousand) or several items of inaccurate or missing information resulting in an aggregate Loss in excess of EUR 2,000,000 (in words: Euro two million).

5.29 No Further Guarantees. This ARTICLE V contains all of the guarantees Seller has made to Purchaser in connection with the transactions contemplated herein. All statutory rights shall be excluded to the extent permitted by law. Except with respect to the representations, covenants and indemnities expressly contained in this Agreement, Purchaser and Guarantor confirm that in deciding on the acquisition of the Shares and Sold Loans they have not relied on nor will they make any claim against Seller, One Equity Partners II, L.P., One Equity Partners Europe GmbH nor any Representative of Seller, One Equity Partners II,

L.P., or One Equity Partners Europe GmbH in respect of any budget, forecast, estimate or other projection of any nature (including without limitation of projections of future revenues, future results of operations, future cash flows, future financial condition or the future business operations (or any underlying components thereof) and the Business Plan).

ARTICLE VI

PURCHASER AND GUARANTOR GUARANTEES

6.1 General. Purchaser and Guarantor hereby represent in the form of an independent guarantee irrespective of fault within the meaning of Section 311 paragraph 1 BGB (selbständiges verschuldensunabhängiges Garantieversprechen) that the statements set forth in this ARTICLE VI are true and correct as of the Signing Date and the Closing Date, unless it is specifically provided that a representation is made as of a different or additional date or dates, in which case the representation shall be true and correct as of such different or additional date or dates.

6.2 Organization and Standing. Purchaser is duly organized and validly existing under the Laws of Germany and Guarantor is duly organized, validly existing and in good standing under the Laws of Delaware.

6.3 Due Authorization. All required approvals of any corporate bodies of the Purchaser and the Guarantor for the execution of this Agreement and the consummation of the transactions contemplated hereunder are given and such execution and consummation do not violate any provisions of the articles of association, certificate of incorporation, bylaws or equivalent constitutional document of Purchaser and Guarantor. There are no proceedings or investigations pending or threatened against the Purchaser or the Guarantor which would prevent or materially delay the consummation of the transaction contemplated under this Agreement.

6.4 Third Person Consents. Except for the Foreign Trade Clearance and the Merger Approval, no consent, approval, or authorization of any Person is required in connection with the execution, delivery, or performance of this Agreement by the Purchaser and the Guarantor, which has not already been obtained.

6.5 No Insolvency. No insolvency proceedings (Insolvenzverfahren), insolvency investigations or similar proceedings have been opened over the assets of the Purchaser or the Guarantor. There are no insolvency proceedings, insolvency investigations or similar proceedings pending or threatened against the Purchaser or the Guarantor which could prevent or materially delay the consummation of the transactions contemplated under this Agreement.

6.6 Own Account. The Purchaser is purchasing the Shares and the Sold Loans on its own account and not with a view to or for sale in whole or in part directly or indirectly to any third Person within six (6) months after the Closing Date.

6.7 Capitalization.

(a) Exhibit 6.7 sets forth, a true, correct and complete list indicating (i) the total amount of Guarantor’s share capital, (ii) the total number of shares of OMG Stock outstanding, and (iii) all outstanding obligations, options, warrants, convertible securities, or other rights, agreements, arrangements, or commitments of Guarantor or any of its direct or indirect subsidiaries of any kind obligating Guarantor or any of its direct or indirect subsidiaries to issue or sell any shares or equity interests of, or any other interest in, Guarantor. All of the shares of the OMG Stock, including at the Closing Date each share of OMG Stock comprising Stock Purchase Price, are validly issued, fully paid, have not been repaid, and are non-assessable and, the Stock Purchase Price will be issued at Closing free and clear of any Liens, other than restrictions on transfer pursuant to applicable law. The share capital or other outstanding equity interests set forth on Exhibit 6.7 constitutes all of the issued and outstanding shares and equity interest of Guarantor as of the date of this Agreement.

(b) Except as set forth in Exhibit 6.7, there are no outstanding contractual obligations of Guarantor or any of its subsidiaries to repurchase, redeem, or otherwise acquire any shares or equity interests of Guarantor.

(c) Except as set forth in Exhibit 6.7, there are no outstanding profit participation, phantom stock or similar rights with respect to Guarantor.

(d) Except as set forth in Exhibit 6.7, there are no bonds, debentures, notes or other indebtedness of Guarantor or any of its direct or indirect subsidiaries providing for the right to vote (or, convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders or other equity holders of OMG Stock may vote.

(e) SEC Documents. The Guarantor has timely filed or furnished with the United States Securities and Exchange Commission all forms, reports, schedules, statements and other documents, including exhibits and other information incorporated therein (as supplemented and amended since the time of filing or furnishing, collectively, the “SEC Documents”) required to be filed or furnished by them since January 1, 2010 under the United States Securities Exchange Act of 1934 (as amended) and/or the United States Securities Act of 1933 (as amended). The SEC Documents, including any financial statements or schedules included in the SEC Documents, at the time filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively, and, in the case of any the SEC Document amended or superseded by a filing prior to the date of this Agreement, then on the date of such amending or superseding filing) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the applicable requirements of the United States Securities Exchange Act of 1934 (as amended) and the United States Securities Act of 1933 (as amended).

6.8 Financing.

(a) As of the Closing Date, Purchaser and Guarantor will have sufficient funds irrevocably available (either in form of own funds or in form of committed equity or debt financing, together the “Financing”) to make all payments required under and in connection with this Agreement when due (including transaction costs and German real estate transfer tax).

(b) True and complete copies of a commitment letter in respect of the debt financing secured by Purchaser (together with all exhibits and schedules thereto, the “Commitment Letter”) are attached hereto as Exhibit 6.8(b).

6.9 No Further Guarantees. This ARTICLE VI contains all of the guarantees Purchaser has made to Seller in connection with the transactions contemplated herein. All statutory guarantees and warranties shall be excluded.

ARTICLE VII

COVENANTS

7.1 Maintenance of Business. Except otherwise set forth in Exhibit 7.1 or otherwise in this Agreement, for the period from the Signing Date through the Closing Date, Seller shall ensure that the Group Companies carry on their respective business operations in the ordinary course of business in a manner consistent with past practice and that they will not without the prior written consent of Purchaser, which shall not be unreasonably withheld or delayed:

(a) Acquire any corporation, partnership, limited liability company, other business organization, business or division thereof.

(b) Sell, lease or otherwise dispose of their business or any part thereof, except for the sale of individual assets in the ordinary course of business.

(c) Sell or otherwise dispose of any of their assets outside the ordinary course of business.

(d) Fail to pay any liabilities or fail to perform any obligations when due.

(e) Fail to pay any required maintenance or other similar fees or otherwise fail to make required filings or payments required to maintain and further prosecute any applications for Group Intellectual Property Rights.

(f) Increase the salaries or benefits of any director, officer or employee of any Group Company outside the ordinary course of business.

(g) Conclude any contract that by its terms (i) restrains, restricts, limits or impedes the ability of any Group Company to compete with any business or line of business in any geographic or product area, or (ii) restrains, restricts, limits or impedes in a meaningful and significant way, including by way of a non-compete or exclusivity obligation, the ability of any Group Company to conduct any business or line of business in any geographic or product area.

(h) Conclude, amend, terminate or cancel any Material Contract or any Intercompany Agreement; provided, however, that, with respect to (i) Key Customers and (ii) such Key Suppliers that are described in (A) or (B) of the definition of Material Contracts, this Section 7.1(h) shall only apply to the frame work and similar agreements providing for the basic principles of the contractual relationship as well as other material terms.

(i) Terminate or cancel the employment relationship with any Key Employee or enter into an employment relationship with new Key Employees.

(j) Conclude, amend, terminate or cancel any Collective Agreement.

(k) Conclude, amend, terminate or cancel any Employee Plan.

7.2 Merger Control Proceedings.

(a) Filing. Purchaser shall file for merger control approval with the FCO within 5 Business Days after the Signing Date on behalf of Purchaser and Seller (the “Merger Approval”). Purchaser shall use all reasonable efforts to obtain the Merger Approval as soon as possible after the Signing Date.

(b) Cooperation. In connection with the preparation of the filing for, and in order to obtain, the Merger Approval, Seller shall provide to Purchaser all required information with regard to the Group Companies (with respect to SANVAC only to the extent available to Seller or the Group Companies other than SANVAC), Seller, Seller’s Affiliates and the Business, and Purchaser and Seller shall (i) reasonably cooperate in all respects with each other in the preparation of the filing and in connection with any submission, investigation or inquiry, (ii) supply to the FCO as promptly as practicable any additional information requested, (iii) promptly provide each other with copies of any written communication received or sent (or written summaries of any non-written communication) in connection with the Merger Approval, and (iv) give each other and their respective advisers the opportunity to participate in all meetings and discussions with the FCO.

(c) Conditions and Commitments. Purchaser shall, at any time during the review by the FCO, consent to and comply with any obligations or conditions (Auflagen oder Bedingungen), commitments (Zusagen) or other agreements which the FCO imposes or requires in connection with the Merger Approval, provided such obligations, conditions or commitments are of an immaterial nature.

7.3 Foreign Trade Clearance. Without delay (unverzüglich) after the Closing Date, Purchaser shall file an application with the German Federal Ministry of Economics and Technology (Bundesministerium für Wirtschaft und Technologie) for a clearance certificate pursuant to Section 53 (3) German Foreign Trade and Payments Regulation (Außenwirtschaftsverordnung) confirming that the transactions contemplated by this Agreement do not raise concerns with respect to the public order or security of the Federal Republic of Germany (the “Foreign Trade Clearance”). Seller shall support Purchaser in such filing and shall provide all information with regard to the Group Companies (with respect to SANVAC only to the extent available to Seller or the Group Companies other than SANVAC), Seller, Seller’s Affiliates and the Business required in this respect. Following the filing of the application, Purchaser shall use commercially reasonable efforts to obtain clearance as soon as reasonably practicable; provided, however, that such commercially reasonable efforts shall not include efforts required in connection with incorrect or incomplete information provided to Purchaser by Seller or the Group Companies for or in connection with the preparation of the Foreign Trade Clearance application.

7.4 Further Assurances. Seller, Purchaser and Guarantor agree to execute, or cause to be executed all agreements and documents and to take, or cause to be taken, all other actions necessary under applicable Laws to consummate the transactions contemplated by this Agreement. Seller, Purchaser and Guarantor shall not, and shall cause their Affiliates not to, enter into any transaction, which may prevent, delay or interfere with the consummation of the transactions contemplated by this Agreement.

7.5 Non-Leakage.

(a) If the Effective Date does not fall on the Closing Date, Seller shall ensure that in the period between the Effective Date and the Closing Date no payments whatsoever are made or initiated that are not contemplated under this Agreement, and no assets whatsoever are transferred without consideration at an arm’s length basis, by any Group Company to Seller or any of Seller’s Affiliates (excluding the Group Companies) and Seller shall compensate Purchaser for any such payments and asset transfers. For the avoidance of doubt, the payment of the portion of the Bond Redemption Amount, which relates to Seller’s Bonds, shall be permitted and no such compensation by Seller shall be required.

(b) Seller shall compensate Purchaser for any advisors’ fees, bonuses or other payments or benefits to directors, officers or employees of the Group Companies (including any amounts due under the commitments set forth on Schedule 5.10), in each case relating to the transactions contemplated in this Agreement (“Transaction Costs”) committed on or prior to the Closing Date and incurred by any Group Company after the Effective Date, unless and to the extent such obligations have been taken into account as part of Financial Debt included in the Final Effective Date Balance Sheet or a Group Company has received a direct benefit from Seller in relation to a Transaction Cost.

7.6 Announcements. Each Party may issue a press announcement relating to the transaction under this Agreement on July 5, 2011 (no earlier than 3 hours and no later than 1 hour prior to the opening of the stock market in Frankfurt), which shall require the consent of the other Party not to be unreasonably withheld or delayed, provided, however, that Seller may not issue its press announcement prior to Purchaser’s press announcement.

7.7 Confidentiality.

(a) The Parties understand and agree that all Proprietary Information shall be treated as confidential. A Party receiving Proprietary Information shall use the same degree of care as it uses with regard to its own proprietary information to prevent disclosure, use, or publication of the disclosing Party’s or its Affiliates’ Proprietary Information. Proprietary Information of the originating Party or its Affiliates shall be held confidential by the receiving Party except, if and to the extent, it is or has been:

(i) obtained legally and freely from a third Person without restriction as to the disclosure of such information;

(ii) independently developed by the receiving Party or its Affiliates at a prior time or in a separate and distinct manner without benefit of any of the Proprietary Information of the disclosing Party or its Affiliates, and documented to be as such;

(iii) made available by the disclosing Party or its Affiliates for general release independent of the receiving Party or its Affiliates;

(iv) made public or publicly disclosed as required by applicable Laws, court proceedings, or stock exchange regulations; or

(v) within the public domain or later becomes part of the public domain as a result of acts by someone other than the receiving Party or its Affiliates and through no fault or wrongful act of the receiving Party or its Affiliates.

(b) A receiving Party may disclose Proprietary Information of a disclosing Party or its Affiliates to directors, officers, employees and agents of the receiving Party and/or its Affiliates, including their respective brokers, lenders, insurance carriers, advisors or prospective purchasers and Seller’s Affiliated Enterprises and their advisors who have specifically agreed in writing, including per e-mail, to nondisclosure in accordance with the terms and conditions hereof. To the extent legally permissible and reasonably practicable, any disclosure of Proprietary Information required by Law, court proceedings, stock exchange regulation or any Governmental Authority shall only be made after providing the disclosing Party with notice thereof in order to permit the disclosing Party to seek an appropriate protective order or exemption. Violation by a Party or its Affiliates or agents of the foregoing provisions shall entitle the disclosing Party or its Affiliates, at its option, to obtain injunctive relief without showing of irreparable harm or injury and without bond. The provisions of this Section 7.7 will be effective for a period of two years after the Closing Date.

(c) For purposes hereof, “Proprietary Information” shall mean the contents of this Agreement and all Exhibits and Schedules thereto, the information created, transferred, recorded, or employed as part of, or otherwise resulting from the activities undertaken pursuant to this Agreement, which constitutes the confidential, proprietary, or trade secret information of the disclosing Party or its Affiliates. Proprietary Information may be of, but not limited to, a business, organizational, technical, financial, marketing, operational, regulatory, or sales nature and shall include, without limitation, any and all source codes and information relating to services, methods of operation, price lists, customer lists, technology, designs, specifications, or other proprietary information of the business or affairs of a Party or its Affiliates. For purposes of this Section 7.7, the Group Companies shall be deemed to be Affiliates of Purchaser, and, in connection with all proprietary information owned or held by or relating to the Group Companies, after the Closing, Seller shall be treated as a receiving Party.

(d) For purposes of this Section 7.7 the terms “Party” and “Parties” shall include Seller, Purchaser and Guarantor.

(e) Within 10 Business Day after the Closing Date, Seller shall ensure that (i) J.P. Morgan Limited destroys (except for data created pursuant to automatic archiving and back-up procedures), and (ii) all other bidders for the Group Companies, including their professional advisors, have confirmed in writing that they have destroyed (except for data created pursuant to automatic archiving and back-up procedures), all Proprietary Information regarding the Group Companies, unless and to the extent the respective entity or Person is required by Law to retain such Proprietary Information, and Seller shall, and shall ensure that J.P. Morgan Limited will, deliver a written statement (including by e-mail) confirming such destruction to Purchaser.

7.8 Waiver of Claims.

(a) Subject to completion of the Closing and save for any claims and rights in relation to the Seller’s Bonds, Seller hereby waives (i) any claims and rights of any nature whatsoever it has against any Group Company, and (ii) its right to receipt of the respective acceptance declarations of the Group Companies (Section 151 BGB), unless and to the extent such claims are included as part of Financial Debt in the Final Effective Date Balance Sheet. Seller hereby agrees to ensure that, after the Closing Date, neither it nor any of its Affiliates will raise any claims or rights of whatever nature against any Group Company (except for claims in relation to the Seller’s Bonds), which are based on a transaction or actions or events on or prior to the Closing Date, unless and to the extent such claims are included (i) as part of Financial Debt in the Final Effective Date Balance Sheet, or (ii) as part of Net Working Capital in the Final Effective Date Balance Sheet and were not included in the Net Working Capital as of May 31, 2011.

(b) Subject to completion of the Closing, except for claims or rights contemplated in, or resulting from the undertakings entered into in connection with, this Agreement, Purchaser and Guarantor hereby agree to ensure (dafür einstehen) that, after the Closing Date, none of the Group Companies will raise any claims or rights of whatever nature against Seller or Seller’s Affiliates, which are based on a transaction or actions or events on or prior to the Closing Date, unless and to the extent such claims are included (i) as part of Cash or Financial Debt in the Final Effective Date Balance Sheet, or (ii) as part of Net Working Capital in the Final Effective Date Balance Sheet and were not included in the Net Working Capital as of May 31, 2011.

7.9 Morgan Crucible Tax Indemnity.

(a) Following the Closing Date, Purchaser shall, and shall ensure that the Group Companies will,

(i) raise and enforce any rights and claims under the Morgan Crucible Tax Indemnity with regard to the potential tax liability of Vacuumschmelze GmbH & Co. KG for certain value added taxes for the financial years 2001 through 2005 in relation to which an appeal is currently pending before the Fiscal Court of Kassel (the “Morgan Crucible VAT Liabilities”) as instructed by Seller, including by taking legal action against the obligors and guarantor under the Morgan Crucible Tax Indemnity,

(ii) comply with all obligations under the Morgan Crucible Tax Indemnity, and

(iii) provide all information and documentation reasonably requested by Seller in this respect.

(b) Seller shall reimburse Purchaser for all reasonable external costs incurred by Purchaser or any of the Group Companies in connection with the fulfillment of any of the obligations provided for in Section 7.9(a); provided, however, that Purchaser shall first retain any such reimbursement amounts from the Escrow Amount and shall only be entitled to claim direct reimbursement from Seller once the total amount of all Purchaser Claims exceeds the Escrow Amount; and provided further that, after the Release Date, any such costs not yet retained or reimbursed, shall be reimbursed by Seller.

(c) On the Release Date, Purchaser may retain from the Escrow Amount in accordance with Section 9.7 an amount equivalent to any portion of the Morgan Crucible VAT Liabilities (including interest and any other ancillary charges thereon as defined in Section 3, subsections 1 through 4 of the German Tax Code) which (i) has not yet been finally decided (rechtskräftig entschieden) by the competent court, or (ii) has been finally decided (rechtskräftig entschieden) by the competent court but has not yet been paid to the Group Companies under the Morgan Crucible Tax Indemnity. If and to the extent the Purchaser or the Group Companies later collect any amounts under or in connection with the Morgan Crucible Tax Indemnity with regard to the Morgan Crucible VAT Liabilities by way of payment, set-off or otherwise, Purchaser shall, and shall cause the Group Companies, to pay (i) any such amounts to Seller or any Person or Persons nominated by Seller if and to the extent such amounts have previously been (A) retained by Purchaser in accordance with the preceding sentence, or (B) borne by Seller, and (ii) any interest on such amounts paid by or on behalf of a party to the Morgan Crucible SPA to Purchaser or a Group Company under or in connection with the Morgan Crucible Tax Indemnity for periods between the date such amounts have been retained by Purchaser or borne by Seller and the date of payment of such amounts to Seller.

7.10 U.S. Tax Matters.

(a) Guarantor, Purchaser and its other Affiliates (including the Group Companies after the Closing) and Seller shall provide each other with such cooperation and information as any of them reasonably may request of the other in respect of any tax matter relating to any Group Company or ownership thereof. Without limiting the foregoing, each of Purchaser and its Affiliates shall, at Seller’s reasonable request, cause the Group Companies to provide, at Seller’s expense, to Seller (i) any financial and Tax information (including audited financial statements) necessary to enable Seller to determine its (and its Affiliates’ and beneficial owners’) U.S. taxable income derived from or related to the Group Companies for the year that includes the Closing Date and any prior year or portion thereof, foreign Tax credits, and any other information relating to the Group Companies that is required to be included in any U.S. federal income Tax return, statement, form or related disclosure, in each case within 15 Business Days of request therefor, and (ii) information regarding the Group Companies’ payment of any non-U.S. taxes relating to any period or portion thereof ending on or prior to the Closing Date, including non-U.S. taxes for the year that includes the Closing Date and original official receipts from the applicable taxing authorities showing payment thereof, in each case within 5 Business Days of the payment of such taxes; provided, however, that, with respect to 2011, Purchaser and its Affiliates shall, whether or not requested to do so, provide to Seller the information described in (i) and (ii) above as promptly as practicable after the end of 2011 but in any event no later than May 31, 2012. Purchaser and its Affiliates shall retain all books and records with respect to tax matters pertinent to the Group Companies relating to any tax period that includes the Closing Date and for all prior taxable periods until the applicable statute of limitations (including any extensions) has expired and in any event at least until the 5th (fifth) anniversary of the Closing Date).

(b) Any payments made pursuant to ARTICLE IX and ARTICLE X and any payments to indemnify or compensate for damages arising from this Agreement shall be treated by each Party and each of their respective Affiliates as adjustments to the Final Cash Purchase Price for the Shares for U.S. federal income tax purposes except as otherwise required by applicable Law.

(c) None of Purchaser or any of its Affiliates or any directors, officers or employees of the foregoing shall make, or permit to be made, any election with respect to, or otherwise change, the entity classification of any of the Group Companies for U.S. federal income tax purposes for any tax period (or portion thereof) ending on or before the Closing Date without Seller’s consent.

(d) The Purchase Price shall be allocated among the assets that are deemed to be acquired for U.S. federal income tax purposes pursuant to this Agreement in accordance with Section 1060 of the U.S. Internal Revenue Code of 1986, as amended, and the U.S. Treasury regulations promulgated thereunder (and any similar provision of U.S. state or local Law, as appropriate) (the “U.S. Allocation”). The U.S. Allocation shall be delivered by Purchaser to Seller within one hundred and eighty (180) days after the Closing Date for Seller’s review and comment. Purchaser and Seller shall seek in good faith to agree on the U.S. Allocation but, in the event they are unable to agree, Purchaser and Seller may use their respective allocations in filing any U.S. Tax Return.

(e) If the Purchase Price is adjusted pursuant to Section 7.10(b), the U.S. Allocation shall be adjusted in a manner consistent with the procedures set forth in Section 7.10(d).

(f) If Purchaser and Seller agree on the U.S. Allocation pursuant to Section 7.10(d) , Purchaser and Seller shall file all Tax Returns (including, but not limited to, Internal Revenue Service Form 8594) consistent with such agreed U.S. Allocation; provided, however, that nothing contained herein shall prevent Purchaser or Seller from settling any proposed deficiency or adjustment by any taxing authority based upon or arising out of such agreed U.S. Allocation, and neither Purchaser nor Seller shall be required to litigate before any court any proposed deficiency or adjustment by any taxing authority challenging such agreed U.S. Allocation. If Purchaser and Seller agree on the U.S. Allocation pursuant to Section 7.10(d), Purchaser and Seller shall promptly notify the other in writing of any written notice of any pending or threatened Tax audit or assessment challenging such agreed U.S. Allocation.

7.11 Financing Cooperation.

(a) Through the Closing Date, Seller shall use commercially reasonable efforts and shall cause the Group Companies (excluding SANVAC) and each of its and their respective officers, directors, employees, financial advisors, investment bankers, attorneys, accountants, tax advisors or other advisors or representatives retained by it or any of the Group Companies (collectively, the “Representatives”) to use commercially reasonable efforts to (i) assist Guarantor and Purchaser in providing such information to the financing bank(s) that is reasonably required in connection with the debt financing of the Guarantor and Purchaser on the terms and conditions described in the Commitment Letter (the “Debt Financing”), (ii) make its and their officers and advisors available from to time to time at reasonable times upon reasonable advance notice to attend and participate in presentations regarding the business and prospects of the Group Companies at one or more meetings of prospective lenders, and (iii) assist Guarantor and Purchaser in connection with the release of the Senior Security and the Bond Security and the granting of collateral to the Financing Parties; provided that:

(i) such assistance does not unreasonably interfere with the ongoing operations of the Seller and the Group Companies;

(ii) any information provided to the Guarantor or the Purchaser under this Section will be subject to the confidentiality arrangement set out in the Non-Disclosure Agreement between Seller and Guarantor dated February 3, 2011 and the Guarantor and the Purchaser will procure that the Financing Parties will keep such information strictly confidential provided, that, the Financing Parties may disclose any such information (A) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case the Financing Parties agree (except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority) to inform the Guarantor or the Purchaser promptly thereof prior to such disclosure to the extent not prohibited by law, rule or regulation), (B) upon request or demand of any regulatory authority having jurisdiction over the Financing Parties or any of their respective affiliates or (C) for purposes of establishing a “due diligence” defense; and

(iii) the Guarantor reimburses the Seller, the Group Companies and their Representatives for all reasonable out-of-pocket costs and expenses incurred by them in relation to providing such assistance, except for costs and expenses relating to the release of the Senior Security and the Bond Security.

(b) Guarantor and Purchaser further acknowledge and agree that:

(i) Seller and its Representatives shall not have any responsibility for, or incur any liability to Guarantor or Purchaser under, the Financing (including the Debt Financing) or any alternative financing that the Guarantor and/or the Purchaser may raise in connection with the transactions contemplated by this Agreement; and

(ii) neither Seller, nor any Group Company nor any of their Representatives will assume any liability or responsibility in case the Financing (including the Debt Financing) or an alternative financing cannot be obtained by the Guarantor and/or the Purchaser.

Notwithstanding the foregoing, in case of non-performance of the obligations provided for in Section 7.11(a), Purchaser shall be entitled to request specific performance, including by way of preliminary injunctive relief, and Losses resulting from such non-performance of up to EUR 500,000 (in words: Euro five hundred thousand) in the aggregate.

7.12 Insurance Cooperation. Between the Signing Date and the Closing Date, Seller shall provide, and shall cause the Group Companies to provide, Purchaser with all assistance, information and documentation required by Purchaser to secure insurance for the Group Companies after the Closing Date with respect to any insurance policies that will terminate or are terminable as a result of the transactions contemplated by this Agreement.

7.13 German Tax Audits. Following the Closing Date, Purchaser shall cause the German Group Companies to request from the German Tax authorities the completion of any Tax audits with respect to all German Relevant Taxes on an expedited basis.

7.14 Access to Information.

(a) From the Closing Date, Purchaser will, and will procure that the Group Companies, afford to Seller and its advisors, legal counsel and representatives access, upon reasonable advance notice, to books and records, as well as to other information, management, employees and auditors of the Group Companies as long as and to the extent necessary or useful to Seller in connection with any audit or investigation by, or dispute or litigation with, a Person (other than Purchaser, Guarantor, a Group Company or another Affiliate of Purchaser) or any other reasonable business purpose of Seller. To the extent that Seller requires original documents, Purchaser, shall forward such books and records, or cause that such books and records be forwarded, at Seller’s expense to Seller, and Seller shall return such books and records after the respective requirement to be in possession of original documents no longer applies.

(b) Purchaser shall cause the Group Companies (excluding SANVAC) to keep all books and records relating to any period prior to the Closing Date for the periods provided for under applicable mandatory law.

(c) This Section 7.14 shall apply to Seller mutatis mutandis in connection with any audit or investigation by, or dispute or litigation with, a Person (other than Seller and Seller’s Affiliated Enterprises) or any other reasonable business purpose of Purchaser or the Group Companies.

7.15 Repayment of Amounts under the Senior Facilities Agreement and Redemption of the High Yield Bond Notes. On the Closing Date the Purchaser or a designee of the Purchaser shall pay, in accordance with Sections 4.3(c) and 4.3(d), as applicable,

(a) on behalf of the Borrowers (as defined in the Senior Facilities Agreement) to the Senior Facilities Agent and each Ancillary Lender all then outstanding principal amounts under the then drawn facilities, including the Ancillary Facilities (as defined in the Senior Facilities Agreement) (cash drawings as well as drawings by way of guarantees or letters of credit) and all then accrued and unpaid interest, fees, costs and expenses, as well as any prepayment charges and other charges and the negative value of any derivative contracts, if any, in respect of the facilities under the Senior Facilities Agreement so notified by Seller to the Purchaser at least four Business Days prior to the Closing Date (the “Senior Facilities Repayment Amounts”), each as required under the Senior Facilities Agreement to fully release the Group Companies from (A) all of their obligations under the Senior Facilities Agreement and (B) the Senior Security; and

(b) on behalf of the Issuer to the Bond Paying Agent’s Account the principal amount, redemption premium, any Additional Amount (as defined in the Indenture) and accrued and unpaid interest of the High Yield Bond Notes to the redemption date and such other amounts as may be payable under the Indenture so notified by Seller to the Purchaser at least four Business Days prior to the Closing Date (the “Bond Redemption Amount”), each as required under the Indenture to fully release the Group Companies from (A) all of their obligations under the High Yield Bond Notes as set out in Section 8.05 of the Indenture, and (B) the Bond Security.

7.16 Closing Actions. On or before the Closing Date, Seller shall have fulfilled the Purchaser Condition set forth in Section 4.1(b)(i). On the Closing Date, Seller shall perform the Closing Actions set forth in Sections 4.3(a), 4.3(b), 4.3(e), 4.3(f), 4.3(j) and 4.3(k), Purchaser shall perform the Closing Actions set forth in Sections 4.3(c), 4.3(d), 4.3(g) and 4.3(h) and Guarantor shall perform the Closing Action set forth in Section 4.3(i), and Seller and Purchaser shall jointly perform the Closing Action set forth in Section 4.3(l) each as in the order set forth in Section 4.3.

7.17 Stockholder Agreement. Simultaneously herewith, Guarantor, Seller and One Equity Partners II, L.P. have entered into the Stockholder Agreement attached hereto as Exhibit 7.17 (the “Stockholder Agreement”).

7.18 Warranty Claims. Following the Closing Date, Purchaser shall, and shall ensure that the Group Companies will (i) raise and enforce any insurance claims the Group Companies may have in connection with the Warranty Claims, (ii) comply with all obligations under the relevant insurance policies providing coverage for Warranty Claims, and (iii) provide all information and documentation reasonably requested by Seller in this respect. Seller shall reimburse Purchaser and the Group Companies for all reasonable external costs incurred by Purchaser or any of the Group Companies in connection with the enforcement of such insurance claims. If Purchaser or a Group Company collects any amounts under such insurance claims, Purchaser shall, and shall cause the relevant Group Company to, pay any such amounts (minus any costs in accordance with the preceding sentence not yet reimbursed by Seller and minus any increase in insurance premiums relating to the Warranty Claims) to Seller or any Person or Persons nominated by Seller; provided, however, that the total amount to be paid by Purchaser or the relevant Group Company shall be limited to the amount of the Warranty Claim Accrual plus any amounts reimbursed by Seller in accordance with the second sentence of this Section 7.18 plus any interest payment received by Purchaser or the relevant Group Company under an insurance in connection with the Warranty Claim.

7.19 Lost Share Certificates. Unless the Lost Share Certificates have been found, and Purchaser has been informed thereof in writing by Seller, on or before July 6, 2011, Seller shall, immediately thereafter, take all measures necessary to (i) immediately issue valid share certificates replacing all Lost Share Certificates and, subject to the occurrence of the Closing, provide the originals of such newly issued share certificates to Purchaser, and (ii) ensure that VAC International Holding GmbH has full evidence of title to all shares of VAC Magnetic Finland Oy.

ARTICLE VIII

LIABILITY OF GUARANTOR

Guarantor hereby unconditionally and irrevocably guarantees (Garantie; not Bürgschaft) to Seller the due and punctual performance of all obligations (including without limitation any payment obligations) of Purchaser under this Agreement and the agreements entered into by Purchaser in connection with this Agreement.

ARTICLE IX

INDEMNIFICATION

9.1 Indemnification by Seller. Seller shall Indemnify Purchaser and its Affiliates or, at Purchaser’s election, the Group Companies from and against any Losses (including Losses of the Group Companies), including interest thereon, caused by, arising out of or relating to (i) any failure by Seller to fully perform its respective covenants and obligations as set forth herein or in any instrument or agreement delivered by Seller pursuant hereto (the “Seller Covenants)”, (ii) any breach of or any inaccuracy in any Seller Guarantee, (iii) any liability or obligation relating to any of the events or circumstances described on Exhibit 9.1 hereto, and (iv) the Water Supply Problem to the extent the amount of such Losses exceeds the amount of the Water Supply Accrual.

9.2 Indemnification by Purchaser. Purchaser shall Indemnify Seller and its Affiliates (including the Group Companies) from and against any Losses, including interest thereon, caused by, arising out of or relating to (i) any failure by Purchaser to fully perform its respective covenants and obligations as set forth herein or in any instrument or agreement delivered by Purchaser pursuant hereto, and (ii) any breach of or any inaccuracy in any Purchaser Guarantee.

9.3 Indemnification by Guarantor. Guarantor shall Indemnify Seller and its Affiliates (including the Group Companies) from and against any Losses, including interest thereon, caused by, arising out of or relating to (i) any failure by Guarantor to fully perform its respective covenants and obligations as set forth herein or in any instrument or agreement delivered by Guarantor pursuant hereto, and (ii) any breach of or any inaccuracy in any of the Guarantor Guarantees.

9.4 Indemnification Procedure.

(a) Each Indemnified Party agrees to give the Indemnifying Party prompt (unverzüglich) written notice of any event, or any written claim by a third Person, of which it obtains knowledge, which will give rise to any Losses which are required to be indemnified against under this Agreement. Such written notice, without prejudice to additional claims, shall set forth the basis on which a claim for indemnity hereunder is requested and, in the case of claims by a third Person, shall advise the Indemnifying Party whether the Indemnified Party intends to contest same. The Indemnified Party shall have the right to contest such claim, in which case the Indemnifying Party, to the extent legally possible, shall have the right to be represented, at its own expense, by its own counsel, its participation to be subject to the reasonable direction of the Indemnified Party.

(b) If the Indemnified Party determines not to contest such claim, the Indemnifying Party shall have the right, at its own expense, to contest and defend against such claim on behalf of and in the name of the Indemnified Party by giving written notice to the Indemnified Party within fifteen days after the receipt of the Indemnified Party’s notice that it intends not to contest. If the Indemnifying Party determines to contest such claim, the Indemnified Party shall have the right to be represented, at its own expense, by its own counsel, its participation to be subject to the reasonable direction of the Indemnifying Party. If the Indemnifying Party determines to contest such claim, it shall be deemed to have agreed that such claim is fully subject to indemnification hereunder. If the Indemnifying Party subsequently determines to settle such claim, such settlement shall be subject to Section

9.4(d) of this Agreement. If the Indemnifying Party fails to undertake the defense of or settle or pay any such third Person claim within 30 days after the Indemnified Party has given written notice to the Indemnifying Party advising that the Indemnified Party does not intend to contest such claim, or if the Indemnifying Party, after having given notice to the Indemnified Party that it intends to contest such claim, fails promptly or thoroughly to defend, settle, or pay such claim, then the Indemnified Party may take any and all action to dispose of such claim, including the settlement or full payment thereof (in each case without being obligated under the provisions of Section 9.4(d) hereof as a Settling Party) upon such terms as it shall deem appropriate, in its sole discretion; provided, however, that Purchaser shall continue to be obligated in accordance with Section 9.5(a)(vi). When contesting, settling or otherwise disposing of a claim by a third Person, Purchaser shall be entitled, and Seller shall be obligated, to take into account the Group Companies’ legitimate business interests, including relationships with customers, suppliers and Governmental Authorities, as well as savings that could result from adherence to Section 254 paragraphs 1 and 2 BGB.

(c) In any case, each Party shall make available to the other and its attorneys at all reasonable times during normal business hours, all books, records, and other documents in its possession relating to such claim and the Party contesting any such claim shall be furnished all reasonable assistance in connection therewith by the other Party or Parties.

(d) In the event that a Party (the “Settling Party”) desires to settle any third Person claim, the Settling Party shall advise the Indemnifying Party or the Indemnified Party, as the case may be, in writing of the terms of the proposed settlement. If such proposed settlement is unsatisfactory to such Indemnifying Party or Indemnified Party, as the case may be, such Indemnifying Party or Indemnified Party, as the case may be, shall have the right, at the Indemnifying Party’s expense, to contest such claim by giving written notice of such election to the Settling Party within 30 days of the Indemnifying Party’s or Indemnified Party’s, as the case may be, receipt of the advice of the proposed settlement. If such Indemnifying Party or Indemnified Party, as the case may be, delivers no such written notice within such 30 days, the Settling Party may offer the proposed settlement to the third Person making such claim. If the proposed settlement is not accepted by the third Person making such claim, any new proposed settlement which the Settling Party may wish to present to the third Person making such claim shall again be subject to the provisions of this subparagraph. Any settlement proposed by Sellers shall contain an unconditional release of Purchaser and its Affiliates from such claim and shall not involve any non-monetary relief effecting Purchaser or any of its Affiliates or any of their businesses as then conducted or proposed to be conducted.

(e) At the time the amount of any liability on the part of an Indemnifying Party under this Section 9.4 is determined (which in case of payments to a third Person shall be the earlier of (i) the date of such payment, or (ii) the date that a court of competent jurisdiction shall enter a judgment, order, or decree establishing such liability, and in the case of payment of any taxes, shall be the date such taxes are agreed with or ordered to be paid by the relevant taxing authority), the Indemnifying Party shall forthwith, upon notice to the Indemnified Party, pay to the Indemnified Party the amount of the claim for indemnification.

9.5 Limitation on Liability.

(a) Notwithstanding anything contained herein to the contrary, Seller shall not be liable for, and Purchaser shall not be entitled to bring, any Purchaser Claim under Section 9.1(ii), or, with respect to Sections 9.5(a)(ii), 9.5(a)(v) to 9.5(a)(vii), under Section 9.1(i), Section 9.1(iii) and Section 9.1(iv), if and to the extent:

(i) the matter to which the Purchaser Claim relates has been taken into account by way of a write off (Abschreibung), value adjustment (Wertberichtigung), liability (Verbindlichkeit), accrual, depreciation or amortization (Rückstellung), in each case specifically made for and relating to such matter, (A) as part of Financial Debt in the Final Effective Date Balance Sheet, (B) as part of Net Working Capital in the Final Effective Date Balance Sheet and was not included in the Net Working Capital as of May 31, 2011, or (C) in both, the Final Effective Date Balance Sheet on the one side and the 2010 Financial Statements or the Management Accounts on the other side;

(ii) the amount of the Purchaser Claim has been recovered or, taking into account Purchaser’s and the Group Companies legitimate business interests, could have been recovered using commercially reasonable efforts from a third party or under an insurance policy;

(iii) the facts and circumstances underlying the Purchaser Claim, including the consequences thereof, were (A) known by Purchaser, Guarantor or their officers, directors, or professional advisors as of the Signing Date, or (B) fairly disclosed in the Due Diligence Material in such a manner that the respective breach of the relevant Seller Guarantee and the consequences thereof could have been appreciated and understood by a reasonable business person (Kaufmann) upon due consideration (bei verständiger Würdigung) and without recourse to and independent review of any other source of information; provided, however, that if and to the extent that a circumstance has been addressed in this Agreement or any of the exhibits or schedules, including the Disclosure Schedule, hereto and if and to the extent that the information contained therein is in contradiction to the information contained in the Due Diligence Material, the information contained in the Due Diligence Material shall be ignored and considered not disclosed for purposes of this Section 9.5; further provided that if and to the extent that a circumstance has been completely omitted from this Agreement and has not at all been addressed in any of the exhibits or schedules, including the Disclosure Schedule, the information contained in the Due Diligence Material shall be deemed disclosed for purposes of this Section 9.5; and provided further that any facts or circumstances contained in the 2010 Financial Statements or the Management Accounts shall only be considered known or fairly disclosed if and to the extent such facts or circumstances have been taken into account in the Final Effective Date Balance Sheet.

(iv) the Losses result from or are increased by the passing of, or any change in, after the Closing Date, any law, statute, regulation (Verordnung), or common law rule of any government, governmental department, or regulatory body; provided, however, that any change regarding enforcement of Laws shall not be considered a change for purposes of this Section 9.5(a)(iv);

(v) the Losses were caused or increased by Purchaser’s failure to comply with the obligations under Section 9.4, provided that Seller proves that such failure negatively affected its ability to avoid or mitigate its liability;

(vi) Purchaser or, after the Closing Date, a Group Company has caused (verursacht) or contributed to causing (mitverursacht) the Purchaser Claim (Section 254 paragraph 1 BGB), aggravated or failed to avoid or mitigate the Purchaser Claim (Section 254 paragraph 2 BGB); provided, however, that Purchaser shall be entitled to take into account the Group Companies’ legitimate business interests, including relationships with customers, suppliers and Governmental Authorities, as well as savings that could result from adherence to Section 254 paragraphs 1 and 2 BGB;

(vii) Purchaser or a Group Company receives any benefit directly relating to the respective Loss in the form of “mitigation of damages by benefits received” (Vorteilsausgleich).

(b) In case of a Loss at the level of SANVAC, Seller’s liability for such Loss shall be limited to 49 percent of the Loss incurred by SANVAC.

(c) Seller’s aggregate liability under Sections 9.1(ii), 9.1(iii) and 9.1(iv), and Section 9.1(i) for breach of the Seller Covenants contained in Section 7.1, and Section 10.1 shall be limited to USD 86,304,000 (in words: US Dollars eighty-six million three hundred four thousand) (the “General Cap”); provided, however, that Seller’s aggregate liability for breach of the Seller Guarantees contained in Sections 5.5(a), 5.6 and 5.8 and the Seller Covenant contained in Section 7.19 shall be limited to an amount equal to the final Purchase Price received by Seller; and further provided that Seller’s liability for Tax Indemnification Claims raised after the Release Date shall be limited to the Tax Escrow Amount. Seller shall not be liable under Section 9.1(ii), unless and until (i) the final amount of an individual claim exceeds USD 71,920 (in words: US Dollars seventy-one thousand nine hundred and twenty), it being understood that all claims relating to the same or related occurrences or events to a series of related occurrences or events shall be added together for such calculation (all individual claims not exceeding such amount hereinafter the “De Minimis Claims”), and (ii) the aggregate amount of all claims (excluding the De Minimis Claims) exceeds USD 2,876,800 (in words: US Dollars two million eight hundred seventy-six thousand eight hundred) (the “Threshold Amount”). If the Threshold Amount is exceeded, Purchaser shall be entitled to the amount of all Losses (except for the De Minimis Claims) and not only the amount of the Losses exceeding the Threshold Amount.

(d) Except for claims for specific performance, the Escrow Amount shall be the primary source of remedy of Purchaser with regard to any Purchaser Claims, and Purchaser shall not be entitled to bring any claims against Seller as long as the Escrow Amount has not been completely set off (as permitted by this Agreement) against Purchaser Claims.

(e) The provisions of Section 442 BGB shall neither apply directly nor analogously to any rights of Purchaser under this ARTICLE IX.

9.6 Expiration. All remedies of Purchaser and Guarantor arising under Section 9.1(i) for breaches of the Seller Covenants contained in Section 7.1, and Sections 9.1(ii) and 9.1(iii) shall expire (verjähren) two years after the Closing Date, except for remedies of Purchaser in respect of a breach of the Seller Guarantees contained in Sections 5.5(a) and 5.6 which shall expire five years after the Closing Date. Section 203 BGB shall not apply.

9.7 Release of Escrow Amount.

(a) Two years after the Closing Date (the “Release Date”), Purchaser shall unconditionally and irrevocably pay the Escrow Amount less the Tax Escrow Amount to Seller’s Account by wire transfer of immediately available funds free and clear of any bank and other charges except if and to the extent on or before the Release Date there are (i) “Resolved Purchaser Claims”, which shall be Purchaser Claims where (A) Seller has acknowledged in writing to be liable for the underlying Purchaser Claim, (B) Seller and Purchaser have settled in writing the underlying Purchaser Claim, or (C) Seller has denied liability, but where, after arbitration proceedings pursuant to Section 11.10 have been commenced, the arbitral tribunal has finally (rechtskräftig) determined that Seller is liable for the underlying Purchaser Claim, or (ii) “Unresolved Purchaser Claims”, which shall be Purchaser Claims regarding which arbitration proceedings pursuant to Section 11.10 have been commenced prior to the Release Date.

(b) Whenever there is a Resolved Purchaser Claim, the amount for which Seller acknowledged in writing, agreed in writing or was held to be liable by the arbitration tribunal having jurisdiction pursuant to Section 11.10 may be finally retained by Purchaser in fulfillment of Seller’s obligations pursuant to Section 9.1, except if and to the extent, Seller has (i) remedied the damage claimed in the Purchaser Claim by putting Purchaser, or at the election of Purchaser, the respective Group Company, into the same position that it would have been in if the circumstances giving rise to the Purchaser Claim would not exist (Naturalrestitution), or (ii) paid damages to Purchaser or any of the Group Companies in relation to such Resolved Purchaser Claim.

(c) If and once any Unresolved Purchaser Claim is finally settled after the Release Date, in whole or in part, by any of the means provided for in Section 9.7(a)(i) or by Purchaser having waived the Purchaser Claim underlying the respective Unresolved Purchaser Claim, Purchaser shall pay the portion of the Escrow Amount retained for such Unresolved Purchaser Claim, except for portions thereof which may be retained by Purchaser pursuant to Sections 10.9 or 10.10 or may be finally retained by Purchaser pursuant to Section 9.7(b), to Seller’s Account by wire transfer of immediately available funds free and clear of any bank and other charges, except if and to the extent such amounts are required to cover any other pending Unresolved Purchaser Claims.

(d) The Escrow Amount and any portions thereof to be released to Seller shall bear interest at a rate of 0.25 % per annum since the Closing Date through the date of payment of the relevant portion of the Escrow Amount. Such interest shall be due and payable by Purchaser simultaneously with the due date of the respective portions of the Escrow Amount and will be calculated on the basis of a 365-day year and the actual number of calendar days for which that interest is due.

9.8 Purchase Price Adjustment. Any payments made by Purchaser or Seller under this ARTICLE IX shall constitute an adjustment of the Final Cash Purchase Price for the Shares.

9.9 Exclusive Remedies.

(a) Except for claims for specific performance and claims under ARTICLE X, the remedies of Purchaser and Seller set forth in this ARTICLE IX shall be the exclusive remedies available to Purchaser and Seller. To the extent permitted by Law, any claims and remedies other than those explicitly provided for in this Agreement, regardless of their nature, amount or legal basis, are hereby expressly waived and excluded.

(b) Further, (i) any right of Purchaser and/or Guarantor to lower the Purchase Price (Minderung), or any right of any Party to withdraw (Rücktritt) from this Agreement or to require the winding up of the transaction contemplated hereunder on any other legal basis (e.g., by way of großer Schadenersatz), (ii) any claims for breach of pre-contractual obligations (culpa in contrahendo), including but not limited to claims arising under Sections 241 (2), 311 (2) (3) BGB, (iii) any claims for breach of ancillary obligations (Nebenverpflichtungen), including but not limited to claims under Sections 241, 280 BGB, (iv) any rights based on frustration of contract pursuant to Section 313 BGB (Störung der Geschäftsgrundlage), and (v) all remedies of Purchaser for defects of the purchase object under Sections 437 through 441 BGB are hereby expressly excluded and waived by Seller, Purchaser and Guarantor. The provisions of this Section 9.9(b) shall not apply to any claims, rights and remedies based on fraud (arglistige Täuschung) or willful misconduct (Vorsatz).

9.10 Limitations to Indemnification by Purchaser. Sections 9.5(a)(ii), 9.5(a)(iv), 9.5(a)(v), 9.5(a)(vi), 9.5(a)(vii), Section 9.5(c), to the extent it relates to De Minimis Claims and the Threshold Amount, and Section 9.6 shall apply mutatis mutandis to Seller’s remedies pursuant to Section 9.2(ii).

ARTICLE X

TAX INDEMNITY

10.1 Indemnity. Seller shall indemnify and hold harmless (freistellen) Purchaser or, at Purchaser’s sole discretion, the relevant Group Company from and against all Relevant Taxes owed by the Group Companies (other than the Morgan Crucible VAT Liabilities) (the “Tax Indemnification Claim”), unless and to the extent

(a) the Relevant Taxes have already been paid to the competent Tax authority prior to the Closing Date;

(b) such Relevant Taxes are the result of any change in law (including subordinate legislation) coming into force after the Closing Date; provided, however, that (i) any change regarding the enforcement of laws, and (ii) changes in law incorporating the interpretation of an existing law by the Tax courts or as published in administrative guidance shall not be considered a change for purposes of this Section 10.1(b).

(c) the Relevant Taxes are the result of (i) any change - unless required by Law - in the accounting and taxation principles or practices of any of the Group Companies or any successor to all or parts of their business (including the methods of submitting Tax Returns) introduced after the Closing Date which have direct retroactive effect for periods ending before the Closing Date, (ii) a change - unless required by Law - in the exercise of any

Tax election right introduced after the Closing Date, or (iii) the approval or implementation of any reorganization measure at the level of a Group Company (including any measures relating to the corporate structure, financing or refinancing and similar measures) introduced after the Closing Date;

(d) Purchaser or any relevant Group Company or any successor to all or parts of their business have received in cash any refund (other than a Tax Refund) relating to any Relevant Taxes from a Person (other than a Group Company, Purchaser or a Tax authority), including payments (i) by or on behalf of a party to the Morgan Crucible SPA under or in connection with the Morgan Crucible Tax Indemnity (other than relating to the Morgan Crucible VAT Liabilities which shall be exclusively dealt with as set forth in Section 7.9), and (ii) by or on behalf of a party of the Neorem SPA under or in connection with the share purchase agreement between Vacuumschmelze GmbH & Co. KG and certain sellers regarding the acquisition of Neorem Magnets Oy and Neorem Magnets Ningbo Co. Ltd. dated June 1, 2007) (the “Neorem SPA”); provided, however, that if and to the extent that (A) Purchaser is entitled to a Tax Indemnification Claim, (B) Purchaser has retained the respective amounts from the Escrow Amount or the Tax Escrow Amount (or received such amounts in cash from Seller), and (C) a Group Company has an unpaid indemnification or reimbursement claim against a third Person (other than another Group Company, Purchaser or Tax authority) with respect to the Relevant Tax to which the Tax Indemnification Claim relates, Purchaser shall (i) cause such Group Company to assign its claim for indemnification or reimbursement to Seller, or (ii) in case of any claims against a party to the Morgan Crucible SPA or the Neorem SPA under or in connection with the Morgan Crucible Tax Indemnity (other than relating to the Morgan Crucible VAT Liabilities which shall be exclusively dealt with in Section 7.9) in accordance with Section 7.9(a) and under the Neorem SPA - at Seller’s option - cause the Group Companies to enforce such claim subject to Seller indemnifying (freistellen) the Group Companies from any reasonable out-of-pocket expenses associated therewith; for the avoidance of doubt, Purchaser shall have no obligation, and shall not be entitled to, enforce or assign, or to cause any Group Company to enforce or assign, any claims, including any Tax indemnification or reimbursement claims, relating to the Equity Participation Program against any beneficiaries thereunder;

(e) The Tax Indemnification Claim results in any benefits to Purchaser, the Group Companies or Purchaser’s Affiliates (except for benefits provided for in Section 10.10), which was subject to the Relevant Tax underlying the respective Tax Indemnification Claim in the form of a right to set-off or reduce Taxes in future Tax periods due to the extension of any amortization or depreciation period, higher depreciation allowances with respect to any Relevant Taxes, or an increase in the tax contribution amount (steuerliches Einlagekonto) provided that any such benefit occurs within a period of five (5) years after the Effective Date. The net present value of such benefit shall be calculated on the basis of the Agreed Tax Rate discounted at a rate of 10% over a period of five years;

(f) the Tax Indemnification Claim was caused or increased by Purchaser’s failure to comply with the obligations under Section 10.5, provided that Seller proves that such failure negatively affected its ability to avoid or mitigate its liability;

(g) the amount of the Relevant Taxes has been taken into account in Financial Debt included in the Final Effective Date Balance Sheet either as a liability (Verbindlichkeit) or as an accrual (Rückstellung), in each case specifically made for and relating to such Relevant Tax.

10.2 SANVAC. If a Tax Indemnification Claim relates to SANVAC, such Tax Indemnification Claim shall be limited to 49% of the Relevant Tax relating to such Tax Indemnification Claim, unless any other Group Company is jointly liable for such Relevant Tax.

10.3 Due Date. Any payment on the Tax Indemnification Claim shall be due and payable within ten (10) Business Days after Seller has been notified in writing by Purchaser about the payment obligation and the corresponding payment date giving rise to the payment obligation pursuant and in accordance with this Agreement and has received a copy of the relevant assessment notice (Steuerbescheid), but at the latest five (5) Business Days before the Tax to be indemnified is due and payable to the Tax authority. On request of Seller, Purchaser shall within a reasonable period provide to Seller any document, information or data which reasonably may enable Seller to review the validity of the indemnification request, provided such document is available to Purchaser and provided further Purchaser is not in breach with any contractual or legal obligations by providing such document. If a Tax case is still open but Taxes are due and payable, any indemnification payment shall be considered as an advanced payment to Purchaser. If subsequently the Tax for which the advanced payment has been made is reduced again by way of Tax assessment or otherwise lowered, the difference between the higher advanced payment and the lower Tax shall be without undue delay reimbursed by Purchaser to Seller, including all interest related thereto, provided such reimbursement and interest has been received by the relevant Group Company in cash.

10.4 Tax Refunds.

(a) Purchaser shall pay to Seller the amount of any refund of Relevant Taxes (other than a refund pursuant to Section 10.1(d) or 10.1(e)) including interest thereon, net of any Taxes on such refund and interest, received by any of the Group Companies or any successor to all or parts of their business by cash payment, set-off, deduction or otherwise to the extent such refund does not lead to any Tax liability or disadvantage, including an increased Tax liability, after the Closing Date (“Tax Refund”), unless such Tax Refund has been reflected (i) as part of Cash or Financial Debt in the Final Effective Date Balance Sheet, or (ii) as part of Net Working Capital in the Final Effective Date Balance Sheet and was not included in the Net Working Capital as of May 31, 2011. Any payment under this Section 10.4 shall be due and payable within ten (10) Business Days after such Tax Refund has been received by the recipient. If the Tax Refund is realized in several installments or in more than one taxable period, Purchaser shall refund the net present value of the Tax Refund which shall be determined in accordance with the principles set forth in Section 10.1(e). Purchaser shall notify Seller in writing and without undue delay of any relevant decision by a Tax authority or expiration of any applicable statute of limitation, as the case may be, resulting in a Tax Refund.

(b) Purchaser shall pay to Seller any surplus of accruals for Taxes (Steuerrückstellungen) or liabilities for Taxes (sonstige Verbindlichkeiten aus Steuern) as recorded in the Final Effective Date Balance Sheet if and to the extent (i) such provisions or liabilities have been reflected (A) as part of Financial Debt in the Final Effective Date Balance Sheet, or (B) as part of Net Working Capital in the Final Effective Date Balance Sheet and were not included in the Net Working Capital as of May 31, 2011, and (ii) the Taxes for which the respective provisions or liabilities were recorded have been finally and non-appealable assessed at a lower amount than in the respective liabilities or accruals in the

Final Effective Date Balance Sheet. Any amount to be paid by Purchaser under this Section 10.4(b) shall be due and payable within ten (10) Business Days after the assessments of all Taxes for which the respective provisions or liabilities were recorded in the Final Effective Date Balance Sheet have become final and non-appealable.

10.5 Cooperation on Tax Matters.

(a) Subject to the provisions of Sections 10.5(b) through 10.5(d), Purchaser shall, and shall procure that the Group Companies, fully cooperate with all reasonable (also taking into account the interests of the Purchaser and the Group Companies) requests by Seller in connection with any Tax matter relating to Relevant Taxes, including any inquiry, examination, audit, investigation, negotiation, dispute, appeal or litigation. Guarantor and Purchaser shall, and shall procure that the Group Companies, keep and make available to Seller all books, records and information that are relevant (wholly or partly) for Relevant Taxes and to give Seller notice prior to transferring, discarding or destroying any such books, records or information and allow Seller to take possession of any such books, records or information.

(b) Purchaser shall prepare and file, or cause the Group Companies to prepare and file, all Tax Returns, which had not to be filed prior to the Closing Date, regarding Relevant Taxes or which need to be re-filed after the Closing Date due to the findings of a tax field audit (the “Relevant Tax Returns”). Purchaser shall ensure that (i) any Relevant Tax Returns are filed when due and in accordance with applicable Laws, (ii) any Relevant Tax Returns are forwarded at least twenty (20) Business Days prior to filing to Seller for review and comments, (iii) any Relevant Tax Returns are not filed without the prior written consent of Seller, which shall not be unreasonably withheld, and shall be amended in accordance with Seller’s reasonable instructions (including the exercise of tax election rights), provided such instructions do not negatively affect the future liabilities or Tax position of Purchaser or any Group Company or the fundamental business or financial interest of Purchaser or of any Group Company, and (iv) any Relevant Tax Returns are not amended or changed without the prior written consent of Seller, which shall not be unreasonably withheld, except (in the cases of (iii) and (iv) above) to the extent Purchaser can reasonably demonstrate that a filing or an amendment differing from Seller’s instructions is required by mandatory Law or does not relate to Seller’s liability. In the cases of (iii) and (iv) above, Seller’s consent shall be deemed to be granted if Seller fails to deliver written notice of its consent or instructions within ten (10) Business Days after the date of forwarding the Relevant Tax Return to Seller. Seller shall indemnify Purchaser or at Purchaser’s request the relevant Group Company from any penalties resulting from any late filing due to Seller’s comments and/or request for amendments to the Relevant Tax Returns.

(c) Purchaser shall without undue delay notify Seller of any Tax assessment notice, any announcement and commencement of any Tax proceedings relating to any Relevant Taxes. The notification shall be made in writing and without undue delay after Purchaser and/or the Group Companies became aware of such event and shall contain reasonable factual information describing the Tax proceeding. On request of Seller and at Seller’s cost, Purchaser shall procure that Seller obtains any material document or information (including any books and records) which may be relevant for Seller in this respect.

(d) Purchaser shall, and shall procure that each relevant Group Company does, (i) ensure that Seller or a counsel of its own choice or its representation is given the opportunity to be involved (to the extent reasonable) at Seller’s cost in any Tax proceedings which take place after the Closing Date relating to Relevant Taxes, (ii) provide any information to be furnished to a Tax auditor in connection with any Tax proceedings relating to Relevant Taxes to Seller reasonably in advance and give Seller the opportunity to comment on such information, (iii) upon Seller’s request file objections or other appeals against Tax assessments or challenge and litigate any Tax assessment or other decision of any Tax authority if and to the extent it is related to the Relevant Taxes, and (iv) not unreasonably refuse to comply with any lawful instructions given by Seller in relation to the conduct, including the settlement, of the Tax proceedings referred in (i) - (iii) above, provided the action does not affect the future liabilities or Tax position of Purchaser or any Group Company or the fundamental business or financial interest of Purchaser or of any Group Company, and further provided that with respect to (ii) - (iv) Seller indemnifies (freistellen) Purchaser and the relevant Group Companies from any costs, including court fees, expenses for other proceedings, and fees and expenses of attorneys, accountants and other experts.

10.6 Purchase Price Adjustment. Any payments made by Seller under this ARTICLE X shall constitute an adjustment of the Final Cash Purchase Price for the Shares.

10.7 Multiple Claims. If the facts and circumstances underlying a Tax Indemnification Claim also result in a claim pursuant to Section 9.1(ii) for breach of Section 5.25, (i) the provisions and limitations set forth in ARTICLE IX shall not apply to such Tax Indemnification Claim (except for the General Cap and Section 9.5(d)), and (ii) the provisions and limitations set forth in this ARTICLE X shall apply mutatis mutandis to such claim pursuant to Section 9.1(ii) for breach of Section 5.25. To the extent items have been taken into account as Tax Indemnification Claims they shall not additionally constitute or trigger any other claim, or be reimbursed, under any other provision of this Agreement (no double counting).

10.8 Expiration. Each claim of Purchaser arising under Section 10.1 shall individually expire (verjähren) six (6) months after the relevant Tax assessment, which is no longer subject to a Tax field audit, of Relevant Taxes resulting in the respective claim has become final and binding (rechtskräftig). All claims of Purchaser arising under Section 10.1, which have not yet expired pursuant to the preceding sentence, shall expire (verjähren) six (6) months after the last German Tax assessment, which is no longer subject to a Tax field audit, in respect of German Relevant Taxes has become final and binding (rechtskräftig) (the “Tax Expiration Date”). Section 203 of the German Civil Code (BGB) shall not apply.

10.9 Release of Tax Escrow Amount 1.

(a) Within ten Business Days after the Tax Expiration Date, Purchaser shall pay the Tax Escrow Amount 1 to Seller’s Account by wire transfer of immediately available funds free and clear of any bank and other charges except if and to the extent on or before the Tax Expiration Date there are (i) “Resolved Tax Claims”, which shall be all claims of Purchaser raised pursuant to Section 10.1 (the “Tax Claims”) where (A) Seller has acknowledged in writing to be liable, (B) Seller and Purchaser have settled in writing the Tax Claim, or (C) Seller has denied liability, but where, after arbitration proceedings pursuant to Section 11.10 have been commenced, the arbitral tribunal has finally (rechtskräftig) determined that Seller is liable for the Tax Claim, or (ii) “Unresolved Tax Claims”, which shall be Tax Claims regarding which arbitration proceedings pursuant to Section 11.10 have been commenced prior to the Tax Expiration Date.

(b) Whenever there is a Resolved Tax Claim, the amount for which Seller acknowledged in writing, agreed in writing or was held to be liable by the arbitration tribunal having jurisdiction pursuant to Section 11.10 may be finally retained by Purchaser in fulfillment of Seller’s obligations pursuant to Section 10.1.

(c) If and once any Unresolved Tax Claim is finally settled after the Tax Expiration Date, in whole or in part, by (i) any of the means provided for in Section 10.9(a)(i), or (ii) Purchaser having waived the Tax Claim, Purchaser shall pay the portion of the Tax Escrow Amount 1 retained for such Unresolved Tax Claim, including interest and cost (if any), as provided for in the settlement or arbitration award pursuant to pursuant to Section 11.10, except for portions of such Unresolved Tax Claim which may be finally retained by Purchaser pursuant to Section 10.9(b), to Seller’s Account by wire transfer of immediately available funds free and clear of any bank and other charges, except if and to the extent such amounts are required to cover any other pending Unresolved Tax Claims.

(d) The Tax Escrow Amount 1 and any portions thereof to be released to Seller shall bear interest at a rate of 0.25% per annum since the Closing Date through the date of payment of the relevant portion of the Tax Escrow Amount 1. Such interest shall be due and payable by Purchaser simultaneously with the due date of the respective portions of the Tax Escrow Amount 1 and will be calculated on the basis of a 365-day year and the actual number of calendar days for which that interest is due.

10.10 Release of Tax Escrow Amount 2.

(a) Within ten Business Days after a date (the “HS Release Date”) which is the later of the Release Date or the HS Expiration Date, Purchaser shall pay the Tax Escrow Amount 2 to Seller’s Account by wire transfer of immediately available funds free and clear of any bank and other charges except if and to the extent on or before the HS Release Date there are (i) “Resolved HS Claims”, which shall be HS Claims where (A) Seller has acknowledged in writing to be liable, (B) Seller and Purchaser have settled in writing the HS Claim, or (C) Seller has denied liability, but where, after arbitration proceedings pursuant to Section 11.10 have been commenced, the arbitral tribunal has finally (rechtskräftig) determined that Seller is liable for the HS Claim, (ii) “Unresolved HS Claims”, which shall be HS Claims regarding which arbitration proceedings pursuant to Section 11.10 have been commenced prior to the HS Release Date, or (iii) Resolved Tax Claims or Unresolved Tax Claims in excess of the Tax Escrow Amount 1 (provided, however, that with respect to such excess Tax Claims, Section 10.9 shall apply).

(b) Whenever there is a Resolved HS Claim, the amount for which Seller acknowledged in writing, agreed in writing or was held to be liable by the arbitration tribunal having jurisdiction pursuant to Section 11.10 may be finally retained by Purchaser in fulfillment of Seller’s obligations pursuant to Section 10.1.

(c) If and once any Unresolved HS Claim is finally settled after the HS Release Date, in whole or in part, by (i) any of the means provided for in Section 10.10(a)(i), or (ii) Purchaser having waived the HS Claim, Purchaser shall pay the portion of the Tax Escrow Amount 2 retained for such Unresolved HS Claim, including interest and cost (if any), as provided for in the settlement or arbitration award pursuant to pursuant to Section 11.10, except for portions of such Unresolved HS Claim which may be finally retained by Purchaser pursuant to Section 10.10(b), to Seller’s Account by wire transfer of immediately available funds free and clear of any bank and other charges, except if and to the extent such amounts are required to cover any other pending Unresolved Tax Claims.

(d) The Tax Escrow Amount 2 and any portions thereof to be released to Seller shall bear interest at a rate of 0.25% per annum since the Closing Date through the date of payment of the relevant portion of the Tax Escrow Amount 2. Such interest shall be due and payable by Purchaser simultaneously with the due date of the respective portions of the Tax Escrow Amount 2 and will be calculated on the basis of a 365-day year and the actual number of calendar days for which that interest is due.

(e) Notwithstanding the provisions of Sections 10.9 and 10.10, Purchaser may retain the Tax Escrow Amount if and to the extent that the amount retained in accordance with Section 9.7 is in excess of USD 75,084,480 (in words: US Dollars seventy-five million eighty-four thousand four hundred and eighty).

10.11 US Foreign Tax Credits. Notwithstanding anything to the contrary, any indemnification payments made by or on behalf of Seller pursuant to this ARTICLE X arising out of, resulting from or in connection with any Taxes that are of a nature for which credit is allowed pursuant to Section 901 or 902 of the U.S. Internal Revenue Code of 1986, as amended (and the U.S. Treasury regulations promulgated thereunder and related provisions) shall be reduced by twenty percent (20%) of the amount otherwise due and Seller shall not be liable for the amount of such reduction.

ARTICLE XI

MISCELLANEOUS

11.1 Notices. All notices, requests, demands and other communications hereunder shall be in writing or text form (Section 126b BGB) and shall be delivered by hand or mailed by courier or sent by fax with confirmation of receipt addressed as follows:

(a) If to Seller:

VAC Luxembourg S.à r.l.

12F, Rue Guillaume J. Kroll

Luxembourg

Grand Duchy of Luxembourg

Fax: +352 466 111 6396

With copies to:

One Equity Partners

270 Park Avenue, 39th Floor

10017 New York

USA

Attention: General Counsel

Fax: +1 212 277 1533

and

Latham & Watkins LLP

Reuterweg 20

60323 Frankfurt am Main

Germany

Attention: Dr. Dirk Oberbracht

Fax: +49 69 6062 6700

(b) If to Purchaser:

OM Group, Inc.

127 Public Square, 1500 Key Tower

Cleveland, Ohio

USA

Attention: Dr. Stephen Dunmead

Fax: +1 216 263 7472

With copies to:

Jones Day

Prinzregentenstr. 11

80538 München

Germany

Attention: Ansgar Rempp

Fax: +49 89 2060 42293

(c) If to Guarantor:

OM Group, Inc.

127 Public Square, 1500 Key Tower

Cleveland, Ohio

USA

Attention: General Counsel

Fax: +1 216 263 7757

With copies to:

Jones Day

Prinzregentenstr. 11

80538 München

Germany

Attention: Ansgar Rempp

Fax: +49 89 2060 42293

11.2 Expenses. Except as otherwise expressly provided in this Agreement, each Party and Guarantor shall bear its own costs and expenses incurred in connection with this Agreement and the transaction contemplated hereby; provided, however, that Purchaser shall bear all notarial fees incurred by the notarization of this Agreement and any other documents and instruments required to be notarized in connection with the transactions contemplated hereby. Any fees, including to obtain merger control approval in Germany, the Foreign Trade Clearance and transfer taxes, including real estate transfer taxes, payable by reason of the conclusion or the consummation of the transactions contemplated by this Agreement shall be borne by Purchaser. Any costs or expenses associated with the repayment of the Senior Facilities Agreement and the High Yield Bond Notes as well as the release of the Senior Security and the Bond Security (including any legal fees incurred by Purchaser and the Group Companies in connection with the redemption of the High Yield Bond Notes and the release of the Bond Security) shall be borne by, or, if borne by Purchaser or a Group Company, reimbursed by, Seller, unless and to the extent such costs and expenses have been paid prior to the Effective Date or are reflected (i) as part of Financial Debt in the Final Effective Date Balance Sheet, or (ii) as part of Net Working Capital in the Final Effective Date Balance Sheet and were not included in the Net Working Capital as of May 31, 2011.

11.3 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the Federal Republic of Germany; provided that, in connection with any claim or action against a Financing Party relating to any Financing Commitment or the performance of services thereunder or related thereto, each of the Seller, the Purchaser and the Guarantor agrees to waive and hereby waives, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action or claim in any New York State court or any Federal court of the United States of America sitting in the Borough of Manhattan in New York City and agrees that any claim, controversy or dispute (whether in tort, contract or otherwise) against a Financing Party arising in connection with any Financing Commitment or the performance of services thereunder or related thereto shall (x) not be brought in any other courts, and (y) be governed by, and construed in accordance with, the laws of the State of New York.

11.4 Payments. Any amounts payable by Purchaser or Guarantor under or in connection with this Agreement are to be made free and clear of withholding taxes, if any.

11.5 Controlling Language. The English language version of this Agreement shall be controlling in all respects; provided that where a German term has been inserted in parentheses and/or italics it alone (and not the English term to which it relates) shall be authoritative for the purpose of the interpretation of the relevant English term in this Agreement.

11.6 Entire Agreement. This Agreement comprises the entire agreement between the Parties concerning the subject matter hereof and supersedes and replaces all oral and written agreements and declarations of intention made by the Parties in connection with the contractual negotiations (including the letter of intent between Seller and Guarantor dated May 10, 2011, as amended from time to time), provided, however, that the Non-Disclosure Agreement between Seller and Guarantor dated February 3, 2011 shall remain in force and effect until the Closing has occurred. This Agreement shall not grant any rights to, and is not intended to operate for the benefit of, any third Parties, including any Group Company (kein echter Vertrag zugunsten Dritter), except for Sections 4.5(f), 9.9(a), and 11.3 which Sections are for the express benefit of the Financing Parties.

11.7 Assignment. Neither Party nor Guarantor may assign this Agreement or any rights or obligations hereunder to any Person; provided, however, that each Party and Guarantor shall be entitled to assign any rights under this Agreement in part or in full to any of its Affiliates (which in case of Guarantor shall exclude its direct or indirect shareholders) and, in case of Seller, to any of its direct or indirect shareholders (but with regard to JPMorgan Chase & Co only such shareholders who are either direct or indirect subsidiaries of JPMorgan Chase & Co., an investment professional or co-investor of One Equity Partners or a manager participating in the Equity Participation Program); and further provided, however, that each of Purchaser and Guarantor may assign its rights hereunder to the Financing Parties to the extent necessary for the purposes of creating a security interest herein or otherwise assigning as collateral in respect of such Financing Commitments.

11.8 No Set-Off; No Right of Retention. Except as provided otherwise herein, the Parties and Guarantor shall not be entitled (i) to set off (aufrechnen) any rights or claims it may have against any rights or claims any other Party or Guarantor may have under this Agreement, or (ii) to refuse to perform any obligation it may have under this Agreement on the grounds that it has a right of retention (Zurückbehaltungsrecht), unless the rights or claims to be set-off (including, for payment claims, the amount) or the right of retention (Zurückbehaltungsrecht) have been acknowledged (anerkannt) in writing by the respective other party or have been established by a final decision (rechtskräftig festgestellt) of a competent court (Gericht) or competent arbitral tribunal (Schiedsgericht).

11.9 Amendments and Supplements. This Agreement may be amended or supplemented or the performance of a provision hereof waived only by an instrument in writing executed and delivered by a duly authorized director or officer or attorney-in-fact of each of the Parties hereto, including any amendment to this provision. If required by applicable Laws, such amendment, supplement or waiver shall be notarized.

11.10 Dispute Resolution. All disputes arising out of or in connection with this Agreement shall be finally settled by arbitration under the Rules of Arbitration of the German Institute of Arbitration (the “DIS Rules”) by three arbitrators appointed in accordance with the DIS Rules in effect at the time of application without recourse to the ordinary courts of law, it being understood that a Party or Guarantor may seek injunctive relief in any competent court of law. The language of the arbitral proceedings shall be English. The place of arbitration shall be Frankfurt am Main, Germany.

11.11 Process Agent. Guarantor hereby irrevocably appoints Purchaser as its agent for service of process (Zustellungsbevollmächtiger) for all legal proceedings involving Guarantor arising out of or in connection with this Agreement.

11.12 Default Interest. In the event that a Party is in default (Verzug) with payments under this Agreement, such Party shall pay default interest from and including the respective payment date until and including the day actual payment is made at a rate of ten percent (10%) p.a.

11.13 Currency Exchange Rate. For purposes of converting non-USD currencies into USD under this Agreement, the prevailing exchange rate shall be the respective 30 day average prior to the Signing Date as published by oanda.com. For purposes of the Purchase Price Adjustment pursuant to Sections 3.3 - 3.6, the prevailing exchange rate shall be the Exchange Rate.

11.14 Severability. Should any provision or portion of this Agreement be held unenforceable or invalid for any reason, the remaining provisions and portions of this Agreement shall be unaffected by such holding. Instead of the unenforceable or invalid provision or portion such provision shall be deemed agreed which comes as close as possible to the intentions of the Parties and Guarantor as expressed in this Agreement. The same shall apply if the Parties inadvertently did not address certain issues in this Agreement which subsequently become relevant (Vertragslücke). The Parties and Guarantor are aware of the decision of the Federal Supreme Court (Bundesgerichtshof) of September 24, 2002. However, it is the express intent of the Parties and Guarantor that this Section 11.14 shall not be construed as a mere reversal of the burden of proof (Beweislastumkehr) but rather as a contractual exclusion of Section 139 of the German Civil Code (BGB) in its entirety.

All subsequent approvals to this notarial deed are seen as communicated and legally effective at receipt by the notary.

Exhibits and Schedules to this Notarial Deed

The following documents are attached to this deed only for information and were not read out loud: Exhibit 2.3, 6.8(b).

During the notarial recording of this deed the following documents were presented for information according to sec. 14 para. 1 BeurkG and every page was signed. All persons involved waived their rights to have the text read out. The documents are referred to herewith: Exhibit A, I, B.

All other annexes which are attached to this deed have been read out during this notarial recording. All annexes mentioned in this deed which are not attached to this deed are part of the Referred to Notarial Deed.

Plans presented for perusal, with annexes to this deed (as shown above) read out loud, approved and signed:

/s/ Jonathan M. Amitai

/s/ Dr. Christopher Mader

/s/ Martin Schulz

/s/ Marc Schütt

/s/ Dr. Robert Walz, notary

Exhibit 1.1 – Definitions

2010 Financial Statements	shall mean the audited consolidated financial statements of the Company and the entities indicated therein for the year ended December 31, 2010 attached hereto as Exhibit F.

Accounting Principles	shall have the meaning ascribed thereto in Section 3.3 of this Agreement.

Acknowledgement of Discharge	shall have the meaning ascribed thereto in Section 4.3(e) of this Agreement.

Adjustment Report	shall have the meaning ascribed thereto in Section 3.5(b) of this Agreement.

Affiliates	shall mean with regard to Seller, One Equity Partners II, L.P. (including all parent companies of Seller that are controlled by One Equity Partners II, L.P.) and with regard to Purchaser and Guarantor “verbundene Unternehmen”, as defined in Sections 15 et seq. of the German Stock Corporation Act (Aktiengesetz).

Agreed Tax Rate	shall mean a tax rate of 25%.

Agreement	shall mean this share purchase agreement including the exhibits and schedules thereto.

Allocation	shall have the meaning ascribed thereto in Section 3.1(a) of this Agreement.

Ancillary Lenders	means Commerzbank AG (formerly Dresdner Bank AG) and IKB Deutsche Industriebank AG.

Ancillary Lender’s Account	means the accounts notified by each Ancillary Lender for discharge of the Ancillary Facilities (as defined in the Senior Facilities Agreement).

BGB	shall mean the German Civil Code (Bürgerliches Gesetzbuch).

Bond Paying Agent’s Account	shall mean: Cash Correspondent Name: Deutsche Bank, Frankfurt Beneficiary Name: The Bank of New York Mellon, Brussels For Further Credit to

Account Name: BNYM CTSL VAC REDEMPTION 2011 CSH

Bond Redemption Amount	shall have the meaning ascribed thereto in Section 7.15(b) of this Agreement.

Bond Security	shall have the meaning ascribed thereto in the preamble of this Agreement.

Bond Trustee	shall have the meaning ascribed thereto in Section 4.3(b)of this Agreement.

Bondholder Redemption Notice	shall have the meaning ascribed thereto in Section 4.3(b)(iii) of this Agreement.

Business	shall have the meaning ascribed thereto in the preamble of this Agreement.

Business Day	shall mean any day other than a Saturday, Sunday, public holiday in Frankfurt am Main, Germany or a day on which banks in the U. S. are closed for general business.

Business Plan	shall mean the twelve months’ business plan as amended in accordance with the latest forecast attached hereto as Exhibit G.

Cash	shall mean cash and cash equivalents including cash in hand, deposits with banks and other financial institutions, checks in hand and any positive fair market value of interest rate, currency or raw material purchase swaps, collars, caps and similar hedging obligations and the Estimated Upstream Loan Amount. Exhibit C1 contains an illustrative example of the Group Companies’ (excluding SANVAC’s) estimated consolidated cash as of July 31, 2011 and a list reflecting the Group Companies’ SAP accounts currently containing the aforementioned items for illustrative purposes.

Cash Purchase Price	shall mean the amount of the Purchase Price minus the Stock Purchase Price less the Debt Reduction Amount, if any, or plus the Debt Increase Amount, if any.

Certificate of Discharge	shall have the meaning ascribed thereto in Section 4.3(b) of this Agreement.

Closing	shall mean the day on which the Closing Actions have been performed.

Closing Actions	shall have the meaning ascribed thereto in Section 4.3 of this Agreement.

Closing Conditions	shall have the meaning ascribed thereto in Section 4.1(b) of this Agreement.

Closing Date	shall have the meaning ascribed thereto in Section 4.2 of this Agreement.

Closing Net Debt	shall have the meaning ascribed thereto in Section 3.3 of this Agreement.

Collateral Release Documentation	shall have the meaning ascribed thereto in Section 4.3(f) of this Agreement.

Collective Agreement	shall have the meaning ascribed thereto in Section 5.12(c) of this Agreement.

Commitment Letter	shall have the meaning ascribed thereto in Section 6.8(b) of this Agreement.

Company	shall have the meaning ascribed thereto in the preamble of this Agreement.

Company Account	shall mean: Account Holder: VAC Holding GmbH Bank: Commerzbank München

Consent to Waiver	shall have the meaning ascribed thereto in Section 4.3(a) of this Agreement.

Counsel Opinion	shall have the meaning ascribed thereto in Section 4.3(b)(iv) of this Agreement.

De Minimis Claim	shall have the meaning ascribed thereto in Section 9.5(c) of this Agreement.

Debt Financing	shall have the meaning ascribed thereto in Section 7.11(a) of this Agreement.

Debt Increase Amount	shall mean any amount by which the aggregate of the Senior Facilities Repayment Amount and the Bond Redemption Amount falls short of EUR 163,300,000 (in words: Euro one hundred sixty-three million three hundred thousand), converted into USD at the Exchange Rate and expressed as a positive number.

Debt Reduction Amount	shall mean any amount by which the aggregate of the Senior Facilities Repayment Amount and the Bond Redemption Amount exceed EUR 163,300,000 (in words: Euro one hundred sixty-three million three hundred thousand), converted into USD at the Exchange Rate and expressed as a positive number.

DIS Rules	shall have the meaning ascribed thereto in Section 11.10 of this Agreement.

Disclosure Schedule	shall have the meaning ascribed thereto in Section 5.1 of this Agreement.

Dispute Notice	shall have the meaning ascribed thereto in Section 3.4 of this Agreement.

Disputed Item	shall have the meaning ascribed thereto in Section 3.4 of this Agreement.

Due Diligence Materials

shall mean:

(i)     the Legal Fact Book prepared by Latham & Watkins LLP dated March 24, 2011,

(ii)    the Financial Vendor Due Diligence Report (consisting of the reports Transaction Conclusions, Business Review, Transaction Foundations and the Transaction Foundations Databook) prepared by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, dated March 11, 2011,

(iii)  the Tax Fact Book prepared by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft dated March 11, 2011, and

(iv)   the Project Rarearth Phase I Environmental Due Diligence Reports (consisting of a Portfolio Summary Report and individual reports titled “Hanau – Plant I and II”, “Hanau – Plant III”, “VACUUMSCHMELZE, s.r.o., Horná Streda, Slovak Republic”; “Neorem Magnets Ningbo Co., Ltd., Ningbo, Zhejiang Province, P.R. China”, “Vacuumschmelze (M) Sdn. Bhd., Pekan, Pahang, Malaysia”, “Vacuumschmelze China Magnetics (Shenyang) Co., Ltd., Shenyang, Liaoning Province, P. R. China” and “Neorem Magnets Oy, Ulvila, Finland”) prepared by ENVIRON Germany GmbH dated February 2011.

Effective Date	shall mean 24:00 h CET on the Closing Date or, if the Closing Date does not fall on the last day of a calendar month, the last day of the calendar month preceding the Closing Date.

Effective Date Balance Sheet	shall have the meaning ascribed thereto in Section 3.3 of this Agreement.

Effective Date Report	shall have the meaning ascribed thereto in Section 3.3 of this Agreement.

Effective Date Statement	shall have the meaning ascribed thereto in Section 3.3 of this Agreement.

Employee Plan	shall have the meaning ascribed thereto in Section 5.13(a) of this Agreement.

Environmental Laws	shall mean any Laws relating to pollution or protection of human health and safety or the environment, including surface water, ground water, soil, land and air, or emissions, discharges, releases, manufacturing, processing, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

Environmental Liability	shall mean all liabilities and obligations under any Environmental Laws.

Environmental Permits	shall mean all Permits under any Environmental Law.

Equity Participation Program	shall mean the program provided for in the management participation agreement dated February 2, 2006 among VAC Holdings I (Cayman) Limited, VAC Holdings II (Cayman) Limited, VAC Manager GbR, Vacuumschmelze GmbH & Co. KG and certain managers of the Group Companies.

Escrow Amount	shall have the meaning ascribed thereto in Section 3.1(a) of this Agreement.

Estimated Net Debt	shall have the meaning ascribed thereto in Section 3.1(a) of this Agreement

Estimated Upstream Loan Amount	shall have the meaning ascribed thereto in Section 3.2 of this Agreement.

Exchange Rate	shall mean a EUR/USD exchange rate of 1.4384.

Failing Party	shall have the meaning ascribed thereto in Section 4.5(a) of this Agreement.

FCO	shall have the meaning ascribed thereto in Section 4.1(a)(i) of this Agreement.

Final Cash Purchase Price	shall mean the Cash Purchase Price (i) plus the Net Debt Upward Adjustment Amount or minus the Net Debt Downward Adjustment Amount, as the case may be, and (ii) plus the Net Working Capital Upward Adjustment Amount or minus the Net Working Capital Downward Adjustment Amount, as the case may be.

Final Effective Date Balance Sheet	shall mean the Effective Date Balance Sheet determined in accordance with Section 3.4, last sentence, Section 3.5(b), or by mutual written agreement of the Parties.

Final Effective Date Statement	shall mean the Effective Date Statement determined in accordance with Section 3.4, last sentence, Section 3.5(b), or by mutual written agreement of the Parties.

Financial Debt

shall mean:

(1)    borrowed money (other than from other Group Companies) owed under

(a)    all bank loans, bank facilities and bank overdrafts (to the extent overdrafts are not offset against cash balances) and related accrued but unpaid interest (including any interest under the Senior Facilities Agreement, including any Ancillary Facility (as defined in the Senior Facilities Agreement) to the extent such interest remains due and unpaid after the Effective Date), including the debt facility in place at Neorem Magnets Oy, and any additional payments and out-of-pocket expenses incurred in connection with the repayment of the Senior Facilities Agreement (including any prepayment penalties) or the release of the Senior Security, including any such payments and out-of-pocket expenses incurred after the Effective Date,

(b)    the Bond Redemption Amount (including any interest due after the Effective Date) and any additional payments and out-of-pocket expenses incurred in connection with the redemption of the High Yield Bond Notes or the release of the Bond Security (including any redemption premiums and any legal fees incurred by Purchaser and the Group Companies in connection with the redemption of the High Yield Bond Notes and the release of the Bond Security), including any such payments and out-of-pocket expenses incurred after the Effective Date,

(c)    any advances from invoice financing arrangements,

(d)    except for the Sold Loans, any balances due to Affiliates other than a Group Company.

(2)    any unfunded long-term employee benefit obligations decreased by corresponding plan assets, including unfunded pension obligations, jubilee payment obligations, German early retirement scheme obligations (Altersteilzeit), amounts due related to pension reinsurance (Pensionssicherungsverein), in the aggregate lump sum amount of EUR 109,700,000 (in words: Euro one hundred and nine million seven hundred thousand), which shall not be subject to any adjustments as of the Effective Date,

(3)    any Tax liability or Tax accrual (excluding, for the avoidance of doubt, any balances for deferred Taxes and excluding any receivables, other assets, liabilities and accruals for Value Added Taxes) net of any Tax receivables and Tax prepayments,

(4)    any amounts due to the shareholders of NEOREM Magnets Oy (“Neorem Finland”) related to the future repurchase of shares in Neorem Finland in the aggregate lump sum amount of EUR 489,670 (in words: Euro four hundred eighty-nine thousand six hundred and seventy), which shall not be subject to any adjustments as of the Effective Date,

(5)    any negative fair market value of interest rate, currency or raw material purchase swaps, collars, caps and similar hedging obligations,

(6)    any accrued, but unpaid, performance bonus amounts earned by directors, officers and employees of the Group Companies (excluding SANVAC) prior to the Effective Date,

(7)    any liabilities of the Group Companies (excluding SANVAC) in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which liabilities are required to be classified and accounted for under IFRS as capital or finance leases,

(8)    any outstanding amounts payable by Neorem Finland to Finnish Fund for Industrial Co-operation Ltd. (“FinnFund”) in connection with Neorem Finland’s obligation to acquire FinnFund’s equity interest in Neorem Magnets Ningbo Co. Ltd. under the investment agreement between Neorem Finland and FinnFund dated December 31, 2004,

(9)    any Transaction Costs, including any Transaction Costs incurred after the Effective Date,

(10)  any accruals (the “Warranty Claim Accruals”) for the warranty claims described on Schedule 5.24 (the “Warranty Claims”),

(11)  an accrual (the “Water Supply Accrual”) in an amount of EUR 2,000,000 (in words: Euro two million) for the water supply system problems as described in No. 1 of Schedule 5.26(a) (the “Water Supply Problem”),

(12)  a deduct for capital expenditure shortfall in an amount of EUR 3,000,000 (in words: Euro three million).

The Sold Loans and all interest accrued shall not qualify as Financial Debt.

Exhibit D contains an illustrative example of the Group Companies’ (excluding SANVAC’s) estimated consolidated Financial Debt as of July 31, 2011 and a list reflecting the Group Companies’ SAP accounts currently containing the aforementioned items for illustrative purposes.

Financing	shall have the meaning ascribed thereto in Section 6.8(a) of this Agreement.

Financing Commitments	shall have the meaning ascribed thereto in the definition of Financing Party.

Financing Party	shall mean, in its capacity as such, any Person, other than the Purchaser or the Guarantor or any of their respective Affiliates, from time to time that has committed to provide or arrange or otherwise entered into agreements in connection with debt financings in connection with the transactions contemplated hereby (the “Financing Commitments”), including any lender, any agent and the parties to any joinder agreements, credit agreements entered pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees, agents, advisors and representatives and their respective successors and assigns.

FinnFund	shall have the meaning ascribed thereto in the definition of Financial Debt.

Finnish Management Share Certificates	shall mean the share certificates representing 68 shares in Neorem Finland owned by the management of Neorem Finland.

Foreign Trade Clearance	shall have the meaning ascribed thereto in Section 7.3 of this Agreement.

General Cap	shall have the meaning ascribed thereto in Section 9.5(c) of this Agreement.

Governmental Authorities	shall mean any court, government, governmental authority, governmental body, or other regulatory or administrative agency, authority or commission of any municipality, state, province or country.

Group Companies	shall have the meaning ascribed thereto in the preamble of this Agreement.

Group Company	shall have the meaning ascribed thereto in the preamble of this Agreement.

Group Intellectual Property Rights	shall have the meaning ascribed thereto in Section 5.14(b) of this Agreement.

Guarantor	shall have the meaning ascribed thereto in the introduction to this Agreement.

Guarantor Guarantees	shall mean the guarantees of Guarantor given in ARTICLE VI of this Agreement.

Hazardous Material	shall mean any substance that is toxic, flammable, ignitable, reactive, oxidizing, corrosive, radioactive or caustic, dangerous substance, toxic substance, toxic pollutant, hazardous waste, special waste, waste legally requiring special surveillance, industrial waste pollutant or harmful to the environment.

High Yield Bond Indenture	shall have the meaning ascribed thereto in Section 4.3(d) of this Agreement.

High Yield Bond Notes	shall have the meaning ascribed thereto in the preamble of this Agreement.

HS Claims	shall have the meaning ascribed hereto on Exhibit C2.

HS Expiration Date	shall have the meaning ascribed hereto on Exhibit C2.

HS Release Date	shall have the meaning ascribed thereto in Section 10.10(a) of this Agreement.

Hybrid Notes	shall have the meaning ascribed thereto in the preamble of this Agreement.

IFRS	shall mean the International Financial Reporting Standards and their interpretation as adopted by the European Union.

Indemnification/Indemnity	shall mean an obligation to compensate (Verpflichtung zur Schadensersatzleistung nach Wahl des Käufers in Geld oder Naturalrestitution, but not Freistellung).

Indemnified Party	shall mean a Party or Guarantor who is seeking indemnification from another Party or Guarantor pursuant to Sections 9.1, 9.2 or 9.3 of this Agreement.

Indemnify from and against	shall mean compensate for (Schadensersatz nach Wahl des Käufers in Geld oder Naturalrestitution leisten, but not freistellen).

Indemnifying Party	shall mean a Party or Guarantor from whom indemnification is sought by another Party or Guarantor pursuant to Sections 9.1, 9.2 or 9.3 of this Agreement.

Indenture	shall have the meaning ascribed thereto in the preamble of this Agreement.

Information Systems	shall mean all computer hardware, databases and data storage systems, computer, data, database and communications networks (other than the Internet but including any FTP secured site and related software), architecture interfaces and firewalls (whether for data, voice, video or other media access, transmission or reception) and other apparatus used to create, store, transmit, exchange or receive information in any form.

Intellectual Property Rights	shall mean all patents, utility models, copyrights, trademarks, service marks and trade names, and all registrations of or applications for registration of any of the foregoing, including any additions thereto or extensions, continuations, renewals, or divisions thereof, domain names, computer software, computer programs and source codes.

Intercompany Agreements	shall have the meaning ascribed thereto in Section 5.3 of this Agreement.

Issuer	shall have the meaning ascribed thereto in the preamble of this Agreement.

Key Customers	shall have the meaning ascribed thereto in the definition of Material Contracts.

Key Employees	shall have the meaning ascribed thereto in Section 5.12(a) of this Agreement.

Key Suppliers	shall have the meaning ascribed thereto in the definition of Material Contracts.

Know-how	shall mean all trade secrets and other information that is not generally publicly available relating to the business (including procurement, research and development, production, quality management, IT, marketing, logistics, sales and customer relations) of any Group Company, including formulae, manufacturing information, processes and procedures, research information, technical descriptions, drawings and other technical information, and customer and supplier lists.

Laws	shall mean any law, statute, judgment, decree, order, rule, regulation, ordinance, zoning regulation, legal requirement, enactment.

Liens	shall mean any lien, pledge, easement, attachment, encumbrance, mortgage, or other conflicting ownership, conflicting equity, or conflicting security interest.

Litigation	shall mean any litigation, arbitration, suit, or court or similar proceeding or any filing, motion or action (offizielle verfahrenseinleitende Handlungen wie Klage oder Antrag) starting any such litigation, arbitration, suit, or court or similar proceeding and any investigation (except internal) by any Person, including any Governmental Authority.

Loss(es)	shall mean all damages as defined in Sections 249 to 252 BGB, and shall (i) include (A), for the avoidance of doubt, any lost profits (entgangener Gewinn), and (B) any cost of defense or litigation and reasonable and customary fees and expenses of attorneys (not RVG), accountants and other experts, and (ii) exclude (A) any potential or actual reduction in value (Wertminderung) of the respective Group Company (including a sale of the respective Group Company at a lower price than expected by Purchaser) as a whole beyond the damage incurred, (B) any damages in the form of an incorrect calculation of the Purchase Price, (C) any damages resulting from synergies between Purchaser and its Affiliates (other than the Group Companies) on the one side and the Group Companies on the other side, (D) internal costs that are not out-of-pockets expenses, and (E) consequential damages of an Affiliate of Purchaser (other than a Group Company).

Lost Share Certificates	shall mean the share certificates representing the shares in VAC Magnetic Finland Oy.

Management Accounts	shall mean the unaudited consolidated management accounts of the Group Companies (including SANVAC as a cost investment consistent with past practice) for the period from January 1, 2011 through May 31, 2011 attached hereto as Exhibit H.

Material Adverse Effect	shall mean an aggregate adverse effect of more than (i) USD 14,384,000 (in words: US Dollar fourteen million three hundred eighty-four thousand) in case of non-recurring effects, or (ii) USD 28,768,000 (in words: US Dollar twenty-eight million seven hundred sixty-eight thousand) determined on a cumulative basis (i.e., by adding up all recurring effects) in case of recurring effects.

Material Contracts	shall mean any written or oral contract or agreement of the Group Companies with the (i) top ten customers (whereby affiliated enterprises (verbundene Unternehmen) within the meaning of Section 15 et seq. German Stock Corporation Act (AktG) shall be treated as one customer) of the Group Companies (taken as a whole) in 2010 by revenue for each of the Cores and Components, Materials and Parts, and Permanent Magnets divisions of the Group Companies (the “Key Customers”), and (ii) the suppliers of goods or services to the Group Companies that (A) have a volume in excess of EUR 100,000 and provide for the supply of materials, parts or components that are designed to specifications that are not readily available in the open market and are (x) required for the unique performance of the final product, or (y) specified and required by the customer, (B) have a supply contract with a remaining fixed term of at least two years and remaining total payment obligations in excess of EUR 500,000 (in words: Euro five hundred thousand), (C) are suppliers of rare earth materials, or (D) provide for the outsourcing of material services (the “Key Suppliers”); provided, however, that, for purposes of determining the relevant EUR amount, the volume or payment obligations of all contracts or agreements with a supplier shall be added up.

Merger Approval	shall have the meaning ascribed thereto in Section 7.2(a) of this Agreement.

Morgan Crucible SPA	shall have the meaning ascribed thereto in Section 5.25(i) of this Agreement.

Morgan Crucible Tax Indemnity	shall have the meaning ascribed thereto in Section 5.25(i) of this Agreement.

Morgan Crucible VAT Liabilities	shall have the meaning ascribed thereto in Section 7.9(a)(i) of this Agreement.

Mutual Conditions	shall have the meaning ascribed thereto in Section 4.1(a) of this Agreement.

Neorem Finland	shall have the meaning ascribed thereto in the definition of Financial Debt.

Neorem SPA	shall have the meaning ascribed thereto in Section 10.1(d) of this Agreement.

Net Debt Adjustment Amount	shall mean the Net Debt Downward Adjustment Amount or the Net Debt Upward Adjustment Amount, as the case may be.

Net Debt Downward Adjustment Amount	shall mean the Closing Net Debt minus the Estimated Net Debt, provided the Closing Net Debt (expressed as a positive number) is more than the Estimated Net Debt (expressed as a positive number).

Net Debt Upward Adjustment Amount	shall mean the Estimated Net Debt minus the Closing Net Debt, provided the Closing Net Debt (expressed as a positive number) is less than the Estimated Net Debt (expressed as a positive number).

Net Working Capital

shall mean (i) inventories net of all reserves, plus (ii) trade receivables reduced by any bad debt allowances, less (iii) trade payables and other accruals consistent with the Group Companies’ definition of trade working capital, all as used in the 2010 Financial Statements. Exhibit E contains an illustrative example of the Net Working Capital as of May 31, 2011 and a list reflecting the Group Companies’ SAP accounts currently containing the aforementioned items for illustrative purposes.

To the extent items have been taken into account as Cash or Financial Debt in the Effective Date Report they shall not be taken into account for purposes of the calculation of the Net Working Capital (no double counting).

Net Working Capital Adjustment Amount	shall mean the Net Working Capital Upward Adjustment Amount or the Net Working Capital Downward Adjustment Amount, as the case may be.

Net Working Capital Downward Adjustment Amount	shall mean the amount by which the consolidated Net Working Capital of the Group Companies (excluding SANVAC) as of the Effective Date determined in accordance with the Accounting Principles falls short of USD 199,937,600 (in words: US Dollars one hundred ninety-nine million nine hundred thirty-seven thousand six hundred), expressed as a positive number.

Net Working Capital Upward Adjustment Amount	shall mean the amount by which the consolidated Net Working Capital of the Group Companies (excluding SANVAC) as of the Effective Date determined in accordance with the Accounting Principles exceeds USD 202,814,400 (in words: US Dollars two hundred two million eight hundred fourteen thousand four hundred).

Neutral Auditor	shall have the meaning ascribed thereto in Section 3.5(a) of this Agreement.

Notary	shall mean Notar Dr. Robert Walz, LL.M., Sonnenstrasse 9, 80331 München.

Officer Certificate	shall have the meaning ascribed thereto in Section 4.3(b)(v) of this Agreement.

OMG Stock	shall have the meaning ascribed thereto in Section 4.3(i) of this Agreement.

Parties	shall have the meaning ascribed thereto in the introduction to this Agreement.

Party	shall have the meaning ascribed thereto in the introduction to this Agreement.

Payment Instruction	shall have the meaning ascribed thereto in Section 4.3(b)(i) of this Agreement.

Permits	shall have the meaning ascribed thereto in Section 5.22 of this Agreement.

Permitted Liens	shall mean (i) Liens for Taxes, assessments and governmental charges, (ii) statutory Liens, (iii) customary retention of title by suppliers, (iv) Senior Security, and (v) Bond Security.

Person	shall mean any individual, corporation, company, partnership, joint venture, estate, trust, unincorporated organization, Governmental Authority, or any other form of association or entity.

Proprietary Information	shall have the meaning ascribed thereto in Section 7.7(c) of this Agreement.

Public Subsidies	shall have the meaning ascribed thereto in Section 5.20 of this Agreement.

Purchase Price	shall have the meaning ascribed thereto in Section 3.1(a) of this Agreement.

Purchaser	shall have the meaning ascribed thereto in the introduction to this Agreement.

Purchaser Claims	shall mean any claims of Purchaser under or in connection with this Agreement.

Purchaser Conditions	shall have the meaning ascribed thereto in Section 4.1(b) of this Agreement.

Purchaser Guarantees	shall mean the guarantees of Purchaser given in ARTICLE VI of this Agreement.

Purchaser’s Account	shall mean: Account Holder: OMG Americas, Inc. Bank: PNC Bank

Real Property	shall have the meaning ascribed thereto in Section 5.18 of this Agreement.

Refusing Party	shall have the meaning ascribed thereto in Section 4.5(c) of this Agreement.

Release Date	shall have the meaning ascribed thereto in Section 9.7(a) of this Agreement.

Relevant Tax

shall mean any Tax relating to (i) an event or transaction on or before the Effective Date or a taxable period ending on or before the Effective Date, including any German Tax resulting from an invalidity of the German consolidated tax groups (Organschaft) among the Group Companies for taxable periods after the Effective Date but ending on or before December 31, 2011, except if such invalidity has been caused by Purchaser or by a Group Company after the Closing, or (ii) the Equity Participation Program and any payments made or benefits received in connection therewith before, on or after the Effective Date. For the avoidance of doubt, except as provided in the preceding sentence with respect to Taxes relating to the German consolidated tax group (Organschaft) among the Group Companies for taxable periods after the Effective Date but ending on or before December 31, 2011 and in paragraph (ii) of the preceding sentence, any Tax relating to a transaction that occurs after the last Closing Action (i.e., completion of Closing) shall not be considered a Relevant Tax. With regard to taxable periods beginning before the Effective Date and ending after the Effective Date, the portion of Taxes related to the period ending on the Effective Date shall be determined as follows:

(a)      In the case of Taxes that are assessed on an annual basis and are not based upon or related to income, sales, gross receipts, wages, capital expenditures, expenses or any similar Tax base (including land tax, capital tax and wealth tax), such portion shall be deemed to be the amount of such Tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on the Effective Date and the denominator of which is the number of days in the entire Tax period.

(b)      In the case of any Taxes based on or related to income, sales, gross receipts, wages, capital expenditures, expenses or any similar Tax base, such portion shall be deemed equal to the amount that would be payable if the relevant Tax period ended on the Effective Date.

(c)      In the case of any other Taxes, such portion shall be the entire Tax.

Relevant Tax Returns	shall have the meaning ascribed thereto in Section 10.5(b) of this Agreement.

Representatives	shall have the meaning ascribed thereto in Section 7.11(a) of this Agreement.

Resolved HS Claims	shall have the meaning ascribed thereto in Section 10.10(a) of this Agreement.

Resolved Purchaser Claims	shall have the meaning ascribed thereto in Section 9.7(a) of this Agreement.

Resolved Tax Claims	shall have the meaning ascribed thereto in Section 10.9(a) of this Agreement.

SANVAC	shall mean SANVAC (Beijing) Magnetics Co. Ltd.

SEC Documents	shall have the meaning ascribed thereto in Section 6.7(e) of this Agreement.

Securities Act	shall mean the United States Securities Act of 1933 as amended from time to time.

Security Trustee	shall have the meaning ascribed thereto in the preamble of this Agreement.

Seller	shall have the meaning ascribed thereto in the introduction of this Agreement.

Seller Covenants	shall have the meaning ascribed thereto in Section 9.1 of this Agreement.

Seller Guarantees	shall mean the guarantees of Seller given in ARTICLE V of this Agreement.

Seller’s Account	shall mean: Account Holder: VAC Luxembourg S.à r.l. Bank: BGL BNP PARIBAS

Seller’s Affiliated Enterprises	shall mean “verbundene Unternehmen” as defined in Sections 15 et seq. of the German Stock Corporation Act (Aktiengesetz) of Seller.

Seller’s Bonds	shall have the meaning ascribed thereto in the preamble of this Agreement.

Seller’s Knowledge	shall mean the actual knowledge (positive Kenntnis) of Johann-Melchior von Peter, Dr. Hartmut Eisele, Andrea Bauer or Dr. Kurt Baderschneider and the knowledge any of these individuals (excluding Johann-Melchior von Peter) could have had after due inquiry with Roland Stepputat, Max Mohr, Dr. Ulrich Pütz, Dieter Neumann, Dr. Wolfgang Beck, Dr. Jens Bärmann, Stefanie Schmitz, Rüdiger Fischer and Bernd Koch.

Senior Facilities Agent	shall have the meaning ascribed thereto in the preamble of this Agreement.

Senior Facilities Agreement	shall have the meaning ascribed thereto in the preamble of this Agreement.

Senior Facilities Pay-off Letters	shall have the meaning ascribed thereto in Section 4.1(b)(i) of this Agreement.

Senior Facilities Repayment Amounts	shall have the meaning ascribed thereto in Section 7.15(a) of this Agreement.

Senior Facility Agent’s Account	shall mean: CITIBANK NA, LONDON, FAVOUR CITIBANK INT’L PLC, LONDON, ATTN: LOANS AGENCY REF: VACUUMSCHMELZE PREPAYMENT

Senior Security	shall have the meaning ascribed thereto in the preamble of this Agreement.

Settling Party	shall have the meaning ascribed thereto in Section 9.4(d) of this Agreement.

Shareholder Loan Agreement	shall have the meaning ascribed thereto in the preamble of this Agreement.

Shares	shall have the meaning ascribed thereto in the preamble of this Agreement.

Signing Date	shall mean the date at which this Agreement has been notarized.

Sold Loans	shall have the meaning ascribed thereto in Section 2.1 of this Agreement.

Stock Purchase Price	shall have the meaning ascribed thereto in Section 4.3(i) of this Agreement.

Stockholder Agreement	shall have the meaning ascribed thereto in Section 7.17 of this Agreement.

Tax

shall mean:

(a)      a payment which is levied on behalf of a German or non-German Governmental Authority to raise income, including as defined in Section 3, subsections 1 through 4, of the German General Tax Code (Abgabenordnung) or any similar provision under applicable foreign Law, and further including any federal, state, local, or foreign income, payroll, employment, severance, stamp, occupation, premium, windfall profits, environmental, capital stock, franchise, profits, withholding, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, or other tax of any kind whatsoever, special levies (Sonderabgaben), levies (Abschöpfungen), customs and excise duties (Zölle), other public dues as well as ancillary charges (Nebenleistungen);

(b)      a contribution (Beitrag or Gebühr) to social security systems or similar contributions (e.g., retirement, health, unemployment, nursing and occupational accident or disease insurance);

(c)      a payment or repayment in connection with investment grants (Investitionszulagen) and investment subsidies (Investitionszuschüssen) or any other fiscal support received from any Governmental Authority (including the European Union);

(d)      a levy of any chamber or similar association established under German or other public law (Verbandslasten), including payments to the Pensionssicherungssverein, professional associations (Berufsgenossenschaften) and the chambers of commerce (Industrie- und Handelskammern);

(e)      a payment relating to any items listed under sub-paragraphs (a) - (d) above, including interest, costs, penalties, late payment charges and late filing charges;

(f)       any of the payments listed under paragraphs (a) - (e) above, imposed as a secondary or joint liability.

Tax Claims	shall have the meaning ascribed thereto in Section 10.9(a) of this Agreement.

Tax Escrow Amount	shall mean the Tax Escrow Amount 1 and the Tax Escrow Amount 2.

Tax Escrow Amount 1	shall mean USD 5,609,760 (in words: US Dollars five million six hundred nine thousand seven hundred and sixty) and shall be included in and part of the Escrow Amount.

Tax Escrow Amount 2	shall mean USD 5,609,760 (in words: US Dollars five million six hundred nine thousand seven hundred and sixty) and shall be included in and part of the Escrow Amount.

Tax Expiration Date	shall have the meaning ascribed thereto in Section 10.8 of this Agreement.

Tax Indemnification Claim	shall have the meaning ascribed thereto in Section 10.1 of this Agreement.

Tax Refund	shall have the meaning ascribed thereto in Section 10.4(a) of this Agreement.

Tax Returns	shall mean all Tax returns, statements, reports, elections, schedules, claims for refund, and forms (including estimated Tax or information returns and reports), including any supplement or attachment thereto and any amendment thereof.

Terminating Party	shall have the meaning ascribed thereto in Section 4.5(c) of this Agreement.

Threshold Amount	shall have the meaning ascribed thereto in Section 9.5(c) of this Agreement.

Transaction Costs	shall have the meaning ascribed thereto in Section 7.5(b) of this Agreement.

Trustee Redemption Notice	shall have the meaning ascribed thereto in Section 4.3(b)(ii) of this Agreement.

U.S. Allocation	shall have the meaning ascribed thereto in Section 7.10(d) of this Agreement.

U.S. Exchange Act	shall mean the United States Securities Exchange Act of 1934 as amended from time to time.

Unresolved HS Claims	shall have the meaning ascribed thereto in Section 10.10(a) of this Agreement.

Unresolved Purchaser Claims	shall have the meaning ascribed thereto in Section 9.7(a) of this Agreement.

Unresolved Tax Claims	shall have the meaning ascribed thereto in Section 10.9(a) of this Agreement.

Upstream Loans	shall have the meaning ascribed thereto in the preamble of this Agreement.

VAC Pension Plans	shall mean the collective and individual pension plans and commitments of Vacuumschmelze GmbH & Co. KG and its legal predecessors.

Warranty Claim Accruals	shall have the meaning ascribed thereto in the definition of Financial Debt of this Agreement.

Warranty Claims	shall have the meaning ascribed thereto in the definition of Financial Debt of this Agreement.

Water Supply Accrual	shall have the meaning ascribed thereto in the definition of Financial Debt of this Agreement.

Water Supply Problem	shall have the meaning ascribed thereto in the definition of Financial Debt of this Agreement.